PROSPECTUS SUPPLEMENT

(To prospectus dated February 8, 1999)

                                  $400,000,000

                                     [LOGO]

                   8.875% SENIOR SUBORDINATED NOTES DUE 2008

    The notes will bear interest at 8.875% per year and will mature on September 15, 2008. We will pay interest on the notes on March 15 and September 15 of each year, beginning on March 15, 2001.

    We may redeem the notes at any time prior to their maturity at the redemption prices and on the conditions specified in this prospectus supplement under "Description of Notes--Optional Redemption."

    The notes will be unsecured and will rank equally with our other senior subordinated indebtedness and junior to all of our senior indebtedness. The notes will effectively rank junior to all liabilities of our subsidiaries. As of June 30, 2000, after giving effect to this offering, we would have had $4.1 billion of senior debt and our subsidiaries would have had $11 million of debt.

    INVESTING IN THE NOTES INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT.
                             ---------------------

                                                          PER NOTE          TOTAL
                                                          --------          -----
Price to public(1)......................................  100.00%       $ 400,000,000
Underwriting discount...................................    1.75%       $   7,000,000
Proceeds to Park Place..................................   98.25%       $ 393,000,000

       (1) Plus accrued interest from September 19, 2000, if settlement occurs after that date

    Neither the Securities and Exchange Commission nor any other federal or state securities commission or regulatory authority, including any gaming regulatory authority, has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about September 19, 2000.
                            ------------------------

LEAD MANAGER
JOINT BOOK RUNNING MANAGER
DEUTSCHE BANC ALEX. BROWN

                      CO-LEAD MANAGER
                            JOINT BOOK RUNNING MANAGER
                            MERRILL LYNCH & CO.

                                        CO-LEAD MANAGER
                                                    BANC OF AMERICA SECURITIES
LLC

                            ------------------------

BNY CAPITAL MARKETS, INC.

      COMMERZBANK CAPITAL MARKETS CORP.

               FIRST UNION SECURITIES, INC.

                      SCOTIA CAPITAL

                              SG COWEN

                                      FLEET SECURITIES, INC.

                                            BEAR, STEARNS & CO. INC.

                                                   WASSERSTEIN PERELLA
                                                   SECURITIES, INC.
                            ------------------------

         The date of this prospectus supplement is September 12, 2000.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
Market Data.................................................     S-3
Summary.....................................................     S-4
Risk Factors................................................     S-9
Forward-Looking Statements..................................    S-14
Use of Proceeds.............................................    S-15
Capitalization..............................................    S-16
Selected Financial Data.....................................    S-17
Regulation and Licensing....................................    S-19
Description of Other Indebtedness...........................    S-29
Description of Notes........................................    S-31
Underwriting................................................    S-41
Legal Matters...............................................    S-42

                              PROSPECTUS
About This Prospectus.......................................       1
Where You Can Find More Information.........................       1
Incorporation of Certain Documents By Reference.............       1
Disclosure Regarding Forward-Looking Statements.............       2
The Company.................................................       2
Use of Proceeds.............................................       3
Ratio of Earnings to Fixed Charges..........................       3
Description of Debt Securities..............................       3
Description of Capital Stock................................      12
Common Stock................................................      12
Preferred Stock.............................................      13
Description of Depositary Shares............................      15
Description of Warrants.....................................      18
Plan of Distribution........................................      20
Legal Matters...............................................      21
Experts.....................................................      21

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information or to make any representation not contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume the information contained in this prospectus supplement or the accompanying prospectus and documents incorporated by reference is accurate after the dates on the front covers of each of the prospectus supplement and the accompanying prospectus and after the date of filing of the incorporated documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

                                  MARKET DATA

    Market data used in this prospectus supplement and the accompanying prospectus, including information relating to our relative position in the casino and gaming industry, is based on our good faith estimates, which we based upon our review of internal surveys, independent industry publications and other publicly available information. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

                                    SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT AND MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING THE FINANCIAL DATA AND RELATED NOTES AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND IN THE ACCOMPANYING PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. THE TERMS "PARK PLACE," "WE," "OUR," AND "US," AS USED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS REFER TO PARK PLACE ENTERTAINMENT CORPORATION AND ITS SUBSIDIARIES AS A COMBINED ENTITY EXCEPT WHERE IT IS CLEAR THAT THE TERMS MEAN ONLY PARK PLACE ENTERTAINMENT CORPORATION.

                      PARK PLACE ENTERTAINMENT CORPORATION

    We are the largest gaming company in the world, as measured by casino square footage and revenues. On December 29, 1999, we acquired all of the outstanding stock of Caesars World, Inc., a wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., and all of Starwood's interests in several other gaming entities for approximately $3.0 billion in cash. We refer in this prospectus supplement to all of the interests we acquired collectively as "Caesars." We are currently the only gaming company with a significant presence in Nevada, New Jersey and Mississippi, the three largest U.S. gaming markets. We have over 2 million square feet of gaming space and approximately 28,500 hotel rooms. We operate our properties as a collection of premier brand names that includes Caesars, Bally's, Flamingo, Grand, Hilton, and Conrad. We believe our casino hotels are leading establishments with respect to location, size, facilities, physical condition, quality, and variety of services offered in the areas in which they are located. We currently own or operate:

    - nine casino hotels in Nevada;

    - three casino hotels in Atlantic City, New Jersey;

    - five dockside casinos in Mississippi;

    - an 82 percent owned and managed riverboat casino in Indiana;

    - a 49.9 percent owned and managed riverboat casino in New Orleans;

    - three partially owned and/or managed casino hotels in Canada;

    - two partially owned and managed casino hotels in Australia;

    - a partially owned and managed casino hotel in Punta del Este, Uruguay;

    - a partially owned and managed casino hotel in Johannesburg, South Africa;

    - two casinos on cruise ships; and

    - managed slot operations at a racetrack in Delaware.

    Our properties are listed below.

                                                              APPROXIMATE     APPROXIMATE
                                                               NUMBER OF     CASINO SQUARE
NAME AND LOCATION                                             ROOMS/SUITES    FOOTAGE(P)
-----------------                                             ------------   -------------
DOMESTIC CASINOS
NEVADA
  Flamingo Las Vegas........................................      3,626           81,000
  Las Vegas Hilton(a).......................................      2,944          100,000
  Paris Las Vegas(b)........................................      2,916           85,000
  Bally's Las Vegas.........................................      2,814           83,000
  Caesars Palace............................................      2,454          125,000
  Reno Hilton...............................................      2,003          114,000
  Flamingo Laughlin.........................................      1,912           58,000
  Flamingo Reno(c)..........................................        604           46,000
  Caesars Tahoe(d)..........................................        440           41,000
NEW JERSEY
  Bally's Park Place........................................      1,246          155,000
  Caesars Atlantic City.....................................      1,148          120,000
  Atlantic City Hilton......................................        804           60,000
MISSISSIPPI
  Grand Casino Tunica.......................................      1,356          140,000
  Grand Casino Gulfport.....................................      1,001          110,000
  Grand Casino Biloxi.......................................        985          135,000
  Bally's Saloon-Gambling Hall-Hotel........................        235           40,000
  Sheraton Casino & Hotel Robinsonville.....................        134           33,000
LOUISIANA
  Bally's Casino Lakeshore Resort(e)........................         --           30,000
INDIANA
  Caesars Indiana(f)(g).....................................         --           90,000
DELAWARE
  Dover Downs(h)............................................         --           25,000
INTERNATIONAL CASINOS
AUSTRALIA
  Conrad Jupiters, Gold Coast(i)............................        609           70,000
  Conrad International Treasury Casino, Brisbane(i).........        136           65,000
URUGUAY
  Conrad International Punta del Este Resort and
    Casino(j)...............................................        300           38,000
CANADA
  Windsor Casino(k).........................................        389          100,000
  Casino Nova Scotia--Sydney(l).............................         --           16,000
  Casino Nova Scotia--Halifax(l)(m).........................        350           33,000
SOUTH AFRICA
  Caesars Gauteng(n)........................................         80           65,000
CAESARS PALACE AT SEA
  S.S. Crystal Harmony(o)...................................         --            3,850
  S.S. Crystal Symphony(o)..................................         --            5,000
                                                                 ------        ---------
    Total...................................................     28,486        2,066,850
                                                                 ======        =========

---------

(a) In July 2000, we entered into a definitive agreement to sell the Las Vegas Hilton. The sale is expected to close by December 31, 2000.

(b) This property opened on September 1, 1999.

(c) This property is currently held for sale.

(d) We lease the building that houses the hotel and casino and lease the underlying land pursuant to a long-term ground and structure lease.

(e) We have a 49.9 percent ownership interest in and manage this property.

(f) We manage Caesars Indiana and own an 82 percent interest in a joint venture that owns Caesars Indiana.

(g) We started construction on a 500-room hotel tower at Caesars Indiana in May 2000.

(h) We provide management services to the casino at the Dover Downs racetrack in Delaware.

(i) We have a 19.9 percent ownership interest in and manage these properties.

(j) We have a 46.4 percent ownership interest in and manage this property.

(k) We have a 50 percent interest in Windsor Casino Limited, which operates the Casino Windsor. The Province of Ontario owns the complex.

(l) We have a 95 percent interest in Metropolitan Entertainment Group, which owns and operates these Canadian properties.

(m) The permanent casino was completed and opened in April 2000.

(n) We have an approximate 25 percent interest in a joint venture that owns Caesars Gauteng and have an approximate 50 percent interest in a joint venture that manages Caesars Gauteng.

(o) We operate the Caesars Palace at Sea casinos only while the cruise ships on which they are located are in international waters.

(p) Includes square footage attributable to race and sports books.

    Our principal executive offices are located at 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, and our telephone number is (702) 699-5000.

                              RECENT DEVELOPMENTS

LAS VEGAS HILTON

    In July 2000, we entered into an agreement to sell the Las Vegas Hilton. The transaction is expected to be completed by December 31, 2000 and is subject to regulatory approvals. The agreement provides for a purchase price of $300 million in cash for the property, building, and equipment and approximately $6 million for estimated net working capital (excluding certain gaming customer receivables to be retained by us which were approximately $28 million at June 30, 2000). The purchaser will also assume approximately $31 million in future liabilities pursuant to an agreement with Hilton Hotels for use of the Hilton name. In connection with this planned disposition, we recognized a non-cash impairment loss of $55 million ($36 million net of tax) during the quarter ended June 30, 2000.

MODIFIED CREDIT FACILITIES

    On August 28, 2000, we entered into agreements which modified our existing bank credit facilities. The existing $1.0 billion 364-day facility, which expired at the end of August, was eliminated. The availability under this facility had been permanently reduced to $115 million by the net proceeds from $400 million of notes issued in November 1999 and $500 million of notes issued in February 2000. The existing $2.0 billion 364-day facility, which also expired at the end of August, was renewed for $1.9 billion for an additional 364-day period. The existing $1.5 billion multi-year facility, which expires
December 31, 2003, was increased to $2.0 billion for the remaining term. At August 28, 2000, approximately $3.1 billion in aggregate was outstanding under the modified bank credit facilities.

                                  THE OFFERING

Issuer.......................................  Park Place Entertainment Corporation.

Total Amount of Notes Offered................  $400 million in principal amount of 8.875%
                                               senior subordinated notes due 2008.

Maturity.....................................  September 15, 2008.

Interest Payment Dates.......................  March 15 and September 15, beginning
                                               March 15, 2001. Interest will accrue from
                                               the issue date of the notes.

Optional Redemption..........................  We may redeem the notes at any time at the redemption prices described in the
                                               "Description of Notes" section under the
                                               heading "Optional Redemption," plus accrued
                                               and unpaid interest to the date of
                                               redemption.

Ranking......................................  The notes are our unsecured obligations. The notes will rank equally with our other senior
                                               subordinated indebtedness and junior to our
                                               senior indebtedness. The notes will
                                               effectively rank junior to all liabilities of
                                               our subsidiaries. Because the notes are
                                               subordinated, in the event of our bankruptcy,
                                               liquidation or dissolution, holders of notes
                                               will not receive any payment until holders of
                                               senior debt have been paid in full. As of
                                               June 30, 2000, after giving effect to this
                                               offering, we would have had $4.1 billion of
                                               senior debt outstanding.

Certain Covenants............................  The indenture will, among other things, limit our and our subsidiaries' ability to: enter
                                               into sale and lease-back transactions; incur
                                               liens on our assets to secure debt; merge or
                                               consolidate with another company; and
                                               transfer our assets substantially as an
                                               entirety. These covenants are subject to a
                                               number of important qualifications and
                                               exceptions which are described in the
                                               "Description of Notes" section under the
                                               heading "Additional Covenants of Park Place"
                                               in this prospectus supplement, and in the
                                               "Description of Debt Securities" section
                                               under the heading "Consolidation, Merger or
                                               Sale of Assets" in the accompanying
                                               prospectus.

Use of Proceeds..............................  We estimate that the net proceeds from this offering will be approximately $393 million.
                                               We will use the net proceeds of the offering
                                               to repay a portion of the outstanding debt
                                               under our $1.9 billion 364-day revolving
                                               credit facility. For additional details, see
                                               "Use of Proceeds."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND THE INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS BEFORE MAKING AN INVESTMENT IN THESE NOTES.

THE RIGHT TO RECEIVE PAYMENTS ON THE NOTES WILL BE JUNIOR TO A SUBSTANTIAL PORTION OF OUR EXISTING, AND POSSIBLY ALL OF OUR FUTURE, BORROWINGS.

    The notes will rank behind all of our existing and future senior debt, including the debt incurred under our revolving credit facilities. As of June 30, 2000, after giving effect to this offering and the modifications to our bank credit facilities in August 2000, we would have had outstanding approximately $4.1 billion of senior debt, and approximately $1.1 billion available for borrowing as additional senior debt under our revolving credit facilities. In addition, our subsidiaries had approximately $11 million of debt. The indenture governing the notes does not limit our ability to incur substantial additional senior debt, including under the revolving credit facilities. If we file for bankruptcy, liquidate or dissolve, our assets would be available to pay obligations on the notes only after we pay all of our senior debt. We may not have sufficient assets remaining to make any payments on the notes. In addition, if we default on our senior debt, we may be prohibited, under the terms of the notes, from making any payments on the notes. The term "senior debt," as it applies to the notes, is defined in "Description of Notes--Certain Definitions."

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

    We have a significant amount of indebtedness. At June 30, 2000, we had total consolidated indebtedness of approximately $5.4 billion and stockholders' equity of approximately $3.8 billion.

    The notes will not restrict our ability to borrow substantial additional funds in the future nor do they provide holders any protection should we be involved in a highly leveraged transaction. If we add new indebtedness to our anticipated debt levels following or prior to an acquisition, it could increase the related risks that we face.

    Our substantial indebtedness could have important consequences to you. For example, it could:

    - limit our ability to satisfy our obligations with respect to the notes;

    - increase our vulnerability to general adverse economic and industry conditions;

    - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate activities;

    - limit our flexibility in planning for, or reacting to, changes in our business and industry;

    - place us at a competitive disadvantage compared to other less leveraged competitors; and

    - limit our ability to borrow additional funds.

SERVICING OUR INDEBTEDNESS WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH AND OUR ABILITY TO GENERATE SUFFICIENT CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

    Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures depends on our ability to generate cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. In addition, our ability to borrow funds under our credit facilities in the future will depend on our meeting the financial covenants in the agreements, including an interest coverage test and a leverage ratio test. We cannot assure you that our business will generate cash flow from operations or that future borrowings will be available to us under our credit facilities in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow or refinance our indebtedness on commercially reasonable terms would have a material adverse effect on our financial condition, results of operations and ability to satisfy our obligations under the notes.

WE ARE A HOLDING COMPANY AND DEPEND ON THE BUSINESS OF OUR SUBSIDIARIES TO SATISFY OUR OBLIGATIONS UNDER THE NOTES.

    We are a holding company. Our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our cash flow and our ability to pay our debts depends upon our subsidiaries' cash flow and their payment of funds to us. Our subsidiaries are not obligated to make funds available to us for payment on the notes or otherwise. In addition, our subsidiaries' ability to make any payments to us will depend on their earnings, the terms of their indebtedness, business and tax considerations, legal and regulatory restrictions and economic conditions. These payments may not be adequate to pay interest and principal on the notes when due. In addition, their ability to make payments to us depends on applicable law and debt instruments to which they or we are a party, which may include requirements to maintain minimum levels of working capital and other assets.

    The notes will effectively rank junior to all existing and future liabilities of our subsidiaries, including trade payables. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following payment of its liabilities, the subsidiary may not have sufficient assets remaining to make any payments to us so that we can meet our obligations as the holding company, including our obligations to you under the notes. As of June 30, 2000, our subsidiaries had approximately $11 million of debt. The indenture governing the notes will not limit the ability of our subsidiaries to incur substantial additional debt.

WE MAY REQUIRE YOU TO DISPOSE OF YOUR NOTES OR REDEEM YOUR NOTES IF ANY GAMING AUTHORITY FINDS YOU UNSUITABLE TO HOLD THEM.

    We may require you to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them or in order to otherwise comply with gaming laws to which we are subject, as more fully described in the sections entitled "Regulation and Licensing" and "Description of Notes--Compliance with Gaming Laws."

LAKES GAMING, INC. MAY NOT BE ABLE TO SATISFY ITS INDEMNIFICATION OBLIGATIONS TO GRAND AND THIS COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

    In connection with Grand's spin-off of Lakes, Lakes and Grand agreed to indemnify each other for liabilities retained by them. Among other things, Lakes agreed to indemnify Grand for:

    - liabilities related to Stratosphere Corporation, in which Grand formerly had an ownership interest, including various lawsuits related to the bankruptcy of Stratosphere Corporation to which Grand and some of its current and former directors and officers are parties;

    - other liabilities relating to the non-Mississippi business of Lakes, such as tribal loan guarantees and real property lease guarantees; and

    - Grand's ongoing indemnification obligations to current and former directors and officers of Grand with respect to the foregoing.

    As security to support Lakes' indemnification obligations to Grand, Lakes agreed to irrevocably deposit, in trust for the benefit of Grand, as our wholly owned subsidiary, an aggregate of $30 million, consisting of four annual installments of $7.5 million, during the four-year period subsequent to December 31, 1998. The first installment of $7.5 million was paid into the trust in December 1999. Lakes' ability to satisfy this funding obligation is materially dependent upon:

    - the continued success of its operations;

    - any National Indian Gaming Commission review of the Lakes' Indian casino management contracts, including the assignment of these contracts to Lakes in the spin-off; and

    - the general risks inherent in the Lakes business.

    If Lakes fails to fund the trust, or otherwise satisfy its indemnification obligations to Grand, Grand would be required to satisfy any liabilities, which could, either individually or in the aggregate, have a material adverse effect on our business and results of operations.

    Lakes will bear the cost of defending itself, its current and former directors and officers, and Grand and its current and former officers and directors for any settlement of or judgment in the Stratosphere litigation. Lakes has been defending itself vigorously and the costs of defense and any settlement or judgment may have a material adverse effect on Grand if Lakes is unable to satisfy any of its obligations to Grand. In the Lakes Form 10-Q for the period ended July 2, 2000, Lakes reported that it had total assets of $208 million (including cash of $24 million) and total liabilities of $37 million at July 2, 2000.

    For additional information concerning legal proceedings related to Stratosphere, see our Form 10-K for the year ended December 31, 1999, and our Form 10-Qs for the quarters ended March 31, 2000 and June 30, 2000, all of which are incorporated by reference in the accompanying prospectus.

THE GAMING INDUSTRY IS HIGHLY COMPETITIVE.

    To the extent that casino hotel room capacity is expanded by others in a city where our casino hotels are located, competition will increase. The completion of a number of room expansion projects and the opening of new casino hotels led to an approximate 10 percent increase in hotel capacity in Las Vegas in 1999 compared to 1998, thereby increasing competition in all segments of the Las Vegas market. Including Paris, three new mega-resorts opened in 1999. In August 2000, a new 2,600-room mega-resort opened next to Paris. Our competitors have announced other projects in Las Vegas which, if completed, will add significant casino space and hotel rooms to this market. The new capacity additions to the Las Vegas market could adversely impact our future operating results. The business of our Nevada casino hotels might also be adversely affected if gaming operations of the type conducted in Nevada were to be permitted under the laws of other states, particularly California.

    Similarly, legalization of gaming operations in any jurisdiction located near Atlantic City, New Jersey, or the establishment of new large-scale gaming operations on nearby Native American tribal lands, could adversely affect our Atlantic City casino hotels. In addition, competitors in Atlantic City have announced plans to develop another hotel casino. The project is still in the development stage and we cannot predict if or when the project will be completed.

    In addition, the supply in the Gulf Coast region increased last year with the opening of a new resort by a competitor. This increase in supply could have an adverse effect on our Gulf Coast properties. The expansion in any locale of riverboat gaming or casino gaming on Indian tribal lands could also impact our gaming operations. Gaming related referenda have been voted upon or are being proposed in several states which could materially adversely affect us.

GAMING REFERENDA HAVE BEEN APPROVED IN CALIFORNIA AND ARE BEING PROPOSED IN MISSISSIPPI AND ADOPTION OF THESE REFERENDA COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

    Voters in California approved an amendment to the California constitution on March 7, 2000 that in effect gives Native American tribes in California the right to offer a limited number of slot machines and a range of house-banked card games upon signing gaming compacts with the State of California. These compacts require approval by the federal government. To date, some Native American tribes have secured state compacts and federal regulatory approval permitting them to commence casino-style gaming in California on those tribal lands. At this time, we cannot determine the impact this will have on our Nevada casinos.

    In Mississippi, in three separate instances, referenda were proposed which, if approved, would have amended the Mississippi constitution to ban gaming in Mississippi and would have required all currently legal gaming entities to cease operations within two years of the ban. All three of the proposed referenda have been ruled illegal by Mississippi state trial court judges. The proponents of the most recent referendum filed a notice of appeal of the trial court ruling with the Mississippi Supreme Court, requesting expedited action on the matter. On September 7, 2000 the Mississippi Supreme Court affirmed the decision of the trial court with regard to the most recent referendum proposal. Any such referendum must be approved by the Mississippi Secretary of State and signatures of at least 91,673 registered voters and at least 18,335 in each Congressional district must be gathered and certified in order for such a proposal to be included on a statewide ballot for consideration by the voters. The next election for which the proponents could attempt to place such a proposal on the ballot would be in November 2002. It is likely at some point that a revised initiative will be filed which will adequately address the issues regarding the effect on government revenues of a prohibition of gaming in Mississippi. However, while it is too early in the process for us to make any predictions with respect to whether such a referendum will appear on a ballot or the likelihood of such a referendum being approved by the voters, if such a referendum were passed and gaming were prohibited in Mississippi, it would have a material adverse effect on us and our Mississippi gaming operations.

THE GAMING INDUSTRY IS HIGHLY REGULATED AND WE MUST ADHERE TO VARIOUS REGULATIONS AND MAINTAIN OUR LICENSES TO CONTINUE OUR OPERATIONS.

    The ownership, management and operation of gaming facilities are subject to extensive federal, state, provincial, tribal and/or local laws, regulations, and ordinances, which are administered by the relevant regulatory agency or agencies in each jurisdiction. These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations. For a summary of gaming regulations that affect our business, see "Regulation and Licensing." The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations.

THE NATIONAL GAMBLING IMPACT STUDY COMMISSION'S RECOMMENDATIONS MAY ADVERSELY AFFECT THE GAMING INDUSTRY AND OUR OPERATIONS.

    A National Gambling Impact Study Commission was established by the United States Congress to conduct a comprehensive study of the social and economic impact of gaming in the United States. On April 28, 1999, the National Commission voted to recommend that the expansion of gambling be curtailed. In June 1999, the National Commission issued a final report of its findings and conclusions, together with recommendations for legislative and administrative actions. Below are highlights of some of those recommendations:

    - Legal gaming should be restricted to those at least 21 years of age;

    - Betting on college and amateur sports should be banned;

    - The introduction of casino-style gambling at pari-mutuel racing facilities for the primary purpose of saving the pari-mutuel facility financially should be prohibited;

    - Internet gaming should be banned within the United States;

    - The types of gaming activities allowed by Indian tribes within a given state should not be inconsistent with the gaming activities allowed to other persons in that state; and

    - State, local and tribal governments should recognize that casino gaming provides economic development, particularly for economically depressed areas. The National Commission differentiated casino gaming from stand-alone slot machines (e.g., in convenience stores), Internet gaming and lotteries which the commission stated do not provide the same economic development.

    Any additional regulation of the gaming industry which may result from the National Commission's report, or otherwise, may have an adverse effect on the gaming industry, including us.

AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR THESE NOTES.

    Prior to this offering, there was no public market for the notes. We have been informed by the underwriters that they intend to make a market in the notes after we complete this offering. However, the underwriters may cease their market-making activity at any time. In addition, the liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by changes in the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for these notes.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus include forward-looking statements. We intend for the words "believes," "anticipates," "expects," "intends," "interested in," "plans," "continues," "projects" and similar expressions to identify forward-looking statements. Forward-looking statements include, among other things, statements relating to our plans, strategies, properties and adequacy of resources under the heading "Summary" and in our Form 10-K and Form 10-Qs under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us and our subsidiaries, including, among other things, factors discussed under the heading "Risk Factors" in this prospectus supplement and in our filings with the Securities and Exchange Commission and the following:

    - the effect of economic, credit and capital market conditions in general and on gaming companies in particular;

    - construction and development issues, including environmental restrictions, weather, soil conditions, building permits and zoning approvals;

    - the impact of competition, particularly from other gaming and hotel/gaming operations;

    - changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies;

    - litigation outcomes and judicial action; and

    - changes in customer demand.

    In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus might not occur.

                                USE OF PROCEEDS

    We will use the net proceeds of the offering, estimated to be approximately $393 million, to repay a portion of the outstanding debt under our $1.9 billion 364-day revolving credit facility which matures on August 26, 2001. As of August 28, 2000, we had approximately $1.1 billion outstanding under our $1.9 billion credit facility bearing an average interest rate of 7.9%.

                                 CAPITALIZATION

    The following table sets forth our capitalization at June 30, 2000:

    - on a historical basis and

    - as adjusted after giving effect to this offering and the application of the estimated net proceeds of $393 million from this offering as described under "Use of Proceeds."

    You should read this information together with "Use of Proceeds" and the audited consolidated financial statements and related notes appearing elsewhere in this prospectus supplement or incorporated by reference in the accompanying prospectus.

                                                                  JUNE 30, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                 ($ IN MILLIONS)
CASH AND EQUIVALENTS........................................   $  283       $  283
                                                               ======       ======
TOTAL CURRENT PORTION OF LONG-TERM DEBT.....................   $    1       $    1
                                                               ======       ======
LONG-TERM DEBT:
  Revolving credit facilities(a)............................   $3,150       $2,757
  7 3/8% senior notes due 2002(b)...........................      299          299
  7% senior notes due 2004(b)...............................      325          325
  7.95% senior notes due 2003...............................      299          299
  8 1/2% senior notes due 2006..............................      396          396
  7 7/8% senior subordinated notes due 2005.................      400          400
  9 3/8% senior subordinated notes due 2007.................      500          500
  8 7/8% senior subordinated notes due 2008.................       --          400
  Other.....................................................       11           11
    Less current portion of long-term debt..................       (1)          (1)
                                                               ------       ------
    Total long-term debt, net of current portion............    5,379        5,386
                                                               ------       ------
TOTAL STOCKHOLDERS' EQUITY..................................    3,771        3,771
                                                               ------       ------
TOTAL CAPITALIZATION........................................   $9,150       $9,157
                                                               ======       ======

---------

(a) On August 28, 2000, we entered into agreements which modified our existing credit facilities. Our current credit facilities consist of a $1.9 billion 364-day facility, which expires August 26, 2001, and a $2.0 billion multi-year facility which expires December 31, 2003. For additional information, see "Description of Other Indebtedness."

(b) In connection with our spin-off from Hilton, we assumed the payment obligations with respect to these outstanding Hilton notes which are net of unamortized discount.

                            SELECTED FINANCIAL DATA

    In the following tables we are providing certain selected financial information to aid you in your analysis of our company.

    We derived the following historical information from our audited financial statements for 1995 through 1999 and from our unaudited financial statements for the six months ended June 30, 2000 and 1999. The information is only a summary and you should read it together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and related notes which are set forth in the reports we have filed with the Commission and that are incorporated by reference in the accompanying prospectus.

    In the table below under the heading "Pro Forma," we illustrate the financial results that might have occurred if the Caesars acquisition had been completed as of January 1, 1999. It is important to understand that this information is hypothetical, and does not necessarily reflect the financial performance that would have actually resulted if the acquisition had been completed on the date assumed. It is also important to understand that this information does not necessarily reflect our future financial performance.

                                                           SIX MONTHS
                                                              ENDED
                                                        OR AS OF JUNE 30,          FISCAL YEARS ENDED OR AS OF DECEMBER 31,
                                                       -------------------   ----------------------------------------------------
                                                         2000       1999       1999       1998       1997       1996       1995
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
HISTORICAL
RESULTS OF OPERATIONS(A):
  Total revenue......................................  $ 2,479     $1,487    $ 3,176     $2,305     $2,153     $  970     $  942
  Total operating income.............................      364        220        399        302        201         92        165
  Income before cumulative effect of accounting
    change...........................................       83(b)      87        138        109         67(c)      36(d)      85
  Income before cumulative effect of accounting
    change per share-diluted.........................  $   .27     $  .28    $   .45     $  .42     $  .25     $  .18     $  .44

OTHER OPERATING DATA(A):
  EBITDA(e)..........................................  $   662     $  372    $   778     $  556     $  512     $  216     $  253
  Cash flows from operating activities...............      337        249        519        318        375        139        159
  Cash flows (used in) investing activities..........      (97)      (413)    (3,610)      (584)      (583)       (55)      (161)
  Cash flows from (used in) financing activities.....     (303)       (60)     3,055        449        175        110         14
  Ratio of earnings to fixed charges.................      1.7x       2.6x       2.1x       2.7x       2.4x       2.1x       4.0x

BALANCE SHEET(F):
  Cash and equivalents and restricted cash...........  $   283     $  158    $   346     $  382     $  199     $  232     $   38
  Total assets.......................................   10,887      7,223     11,151      7,174      5,630      5,364      1,350
  Total debt.........................................    5,380      2,493      5,624      2,472      1,306      1,278        549
  Total stockholders' equity.........................    3,771      3,686      3,740      3,608      3,381      3,157        592

PRO FORMA
RESULTS OF OPERATIONS:
  Total revenue......................................              $2,186    $ 4,604
  Total operating income.............................                 290        555
  Income before cumulative effect of accounting
    change...........................................                  46         62
  Income before cumulative effect of accounting
    change per share-diluted.........................              $  .15    $   .20

OTHER OPERATING DATA:
  EBITDA(d)..........................................              $  539    $ 1,126

------------

(a) Except for the six months ended June 30, 2000, does not give effect to the Caesars acquisition, which occurred in December 1999.

(b) Includes after-tax non-recurring net charges totaling $24 million consisting of an impairment write-down of the Las Vegas Hilton offset by a gain on the sale of the Flamingo Kansas City Riverboat Casino.

(c) Includes after-tax non-recurring charges totaling $59 million related to the recognition of impairment losses related to a riverboat casino and an impairment loss and other costs associated with the closure of another riverboat casino.

(d) Includes after-tax non-recurring charges totaling $23 million, primarily related to the write-off of pre-opening expenses for a riverboat casino and losses associated with a planned relocation of another riverboat casino.

(e) EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening costs, and other one-time amounts (such as impairment losses, impact of asset dispositions, and spin-off costs in 1998), which can be computed by adding depreciation, amortization, pre-opening costs, and other one-time items to operating income. We have presented EBITDA supplementally because we believe it provides a more complete analysis of results of operations. We have excluded one-time items, such as asset write-downs and impairment losses from EBITDA as these items do not impact operating results on a recurring basis. Pre-tax one-time charges totaled $37 million for the six months ended June 30, 2000, relating to an impairment of the Las Vegas Hilton offset by the pre-tax gain on the sale of the Flamingo Hilton Riverboat in Kansas City. A $26 million impairment loss on the Flamingo Hilton Reno was recorded during the year ended December 31, 1999. A total of $29 million for impairment losses on a riverboat and spin-off costs were recorded during the year ended December 31, 1998. Impairment losses and other costs associated with the closure of another riverboat casino totaling $96 million were recorded during the year ended December 31, 1997. You should not consider EBITDA as an alternative to any measure of performance as promulgated under generally accepted accounting principles, such as operating income or income from continuing operations, nor should you consider it to be an indicator of our overall financial performance. Our calculations of EBITDA may be different from the calculations used by other companies and therefore comparability may be limited. Our historical depreciation, amortization, pre-opening costs, and other one-time amounts for the six months ended June 30, 2000 and 1999 and the years ended
    December 31, 1999, 1998, 1997, 1996, and 1995 totaled $298 million,
    $152 million, $379 million, $254 million, $311 million, $124 million, and $88 million, respectively. Our pro forma depreciation, amortization, pre-opening costs, and one-time amounts for the six months ended June 30, 1999 and the year ended December 31, 1999 totaled $249 million, and $571 million, respectively.

(f) Gives effect to the Caesars acquisition as of December 31, 1999 and June 30, 2000.

                            REGULATION AND LICENSING

    Each of our casinos is subject to extensive regulation under laws, rules and supervisory procedures primarily in the jurisdiction where located or docked. Some jurisdictions, however, empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and require access to and periodic reports respecting the gaming activities. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

    The information set forth below is only a summary of the regulatory requirements applicable to us. For a more detailed description of the regulatory requirements applicable to us, including under our Amended and Restated Certificate of Incorporation, see "Regulation and Licensing" in our Annual Report on Form 10-K for the year ended December 31, 1999, incorporated by reference in the accompanying prospectus.

    Under provisions of gaming laws in which we have operations and under our Amended and Restated Certificate of Incorporation, certain of our securities are subject to restrictions on ownership which may be imposed by specified governmental authorities. The restrictions may require a holder of our securities to dispose of the securities or, if the holder refuses to dispose of the securities, we may be obligated to repurchase the securities.

    Each holder of a note, by accepting any note, will be deemed to have agreed to be bound by the requirements imposed on holders of our debt securities by the gaming authority of any jurisdiction in which we or any of our subsidiaries conducts or proposes to conduct gaming activity. See "Description of Notes--Compliance with Gaming Laws." In addition, the indenture governing the notes provides that each holder and beneficial owner thereof, by accepting or otherwise acquiring an interest in any of the notes, will be deemed to have agreed that if the gaming authority of any jurisdiction in which we or any of our subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner must be licensed, qualified or found suitable under applicable gaming laws, the holder or beneficial owner will apply for a license, qualification or finding of suitability within the required time period. If the person fails to apply or become licensed or qualified or is found unsuitable, we will have the right, at our option:

    (1) to require the person to dispose of its notes or beneficial interest therein within 30 days of receipt of notice of our election or an earlier date as may be requested or prescribed by the Gaming Authority; or

    (2) to redeem the notes at a redemption price equal to the lesser of:

       (A) the person's cost; or

       (B) 100% of the principal amount, plus accrued and unpaid interest to the earlier of the redemption date and the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the Gaming Authority.

    We will notify the trustee under the indenture in writing of any such redemption as soon as practicable. We will not be responsible for any costs or expenses any such holder or beneficial owner may incur in connection with its application for a license, qualification or finding of suitability.

NEVADA GAMING LAWS

    The ownership and operation of casino gaming facilities in the State of Nevada are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder, and various local ordinances and regulations. Our Nevada gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board, and, depending on the facility's location, the Clark County Liquor and Gaming Licensing Board and the City of Reno. The

Nevada Gaming Commission, the Nevada State Gaming Control Board, the Clark County Liquor and Gaming Licensing Board and the City of Reno are collectively referred to as the "Nevada Gaming Authorities."

    Each of our subsidiaries that currently operates a casino in Nevada is required to be licensed by the Nevada Gaming Authorities. We are required to be registered by the Nevada Gaming Commission as a publicly traded corporation and as such, we are required periodically to submit detailed financial and operating reports to the Nevada Gaming Commission and furnish any other information that the Nevada Gaming Commission may require.

    The Nevada Gaming Commission may, in its discretion, require the holder of any debt security of a registered publicly traded corporation, such as the notes, to file applications, be investigated and be found suitable to own the debt security of such corporation. If the Nevada Gaming Commission determines that a person is unsuitable to own the security, then pursuant to the Nevada Gaming Control Act, the registered publicly traded corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Gaming Commission, it:

    - pays to the unsuitable person any dividend, interest or any distribution whatsoever;

    - recognizes any voting right by such unsuitable person in connection with such securities;

    - pays the unsuitable person remuneration in any form; or

    - makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

    On December 17, 1998, the Nevada Gaming Commission granted us prior approval to make public offerings for a period of two years, subject to specified conditions, which we refer to as the "shelf approval." On October 21, 1999, the shelf approval was amended in conjunction with the approval of the Caesars acquisition. The shelf approval also applies to any company we wholly own which is a publicly traded corporation pursuant to a public offering. The shelf approval also includes approval for the licensed subsidiaries to guarantee any security issued by, or to hypothecate their assets to secure the payment or performance of any obligations evidenced by a security issued by, us or an affiliate in a public offering under the shelf approval. The shelf approval, however, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada State Gaming Control Board. The shelf approval does not constitute a finding, recommendation or approval of the Nevada Gaming Commission or the Nevada State Gaming Board as to the accuracy or adequacy of this prospectus supplement or the investment merits of the securities offered. Any representation to the contrary is unlawful. The public offering of the notes will be made pursuant to the shelf approval.

    We must obtain prior approval of the Nevada Gaming Commission with respect to a change in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby the person obtains control of us. Entities seeking to acquire control of a registered publicly traded corporation must satisfy the Nevada State Gaming Control Board and Nevada Gaming Commission in a variety of stringent standards prior to assuming control of a registered corporation. The Nevada Gaming Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

NEW JERSEY GAMING LAWS

    The ownership and operations of casino gaming facilities in Atlantic City are subject to the New Jersey Casino Control Act, regulations of the New Jersey Casino Control Commission and other applicable laws. No casino may operate unless it obtains the required permits or licenses and approvals from New Jersey Commission. The New Jersey Commission is authorized under the New Jersey Act to adopt regulations covering a broad spectrum of gaming and gaming related activities and to prescribe the methods and forms of applications from all classes of licensees. The New Jersey Commission has jurisdiction similar to that of the Nevada Gaming Commission over the holders and beneficial owners of the debt and equity securities issued by us and may also require their investigation and approval.

    With respect to debt securities, the New Jersey Commission generally requires a person holding 15% or more of a debt issue of a publicly traded affiliate of a casino-licensee to qualify under the New Jersey Act. We cannot assure you that the New Jersey Commission will continue to apply the 15% threshold, and the New Jersey Commission could at any time establish a lower threshold for qualification. The New Jersey Commission may make an exception to the qualification requirement for institutional investors, in which case the institutional holder is entitled to a waiver of qualification if the holder's position in the aggregate is less than 20% of the total outstanding debt of the affiliate and less than 50% of any outstanding publicly traded issue of the debt, and if the institutional investor meets certain specified conditions. As with equity securities, the New Jersey Commission may grant a waiver of qualification to institutional investors holding larger positions upon a showing of good cause and if the institutional investor meets certain specified conditions.

MISSISSIPPI GAMING LAWS

    The ownership and operation of casino facilities in Mississippi are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Mississippi Gaming Commission and the Mississippi State Tax Commission. An owner and operator of casino gaming facilities in Mississippi and its related holding companies must register under the Mississippi Gaming Control Act and its gaming, hotel and other operations are subject to the licensing and regulatory control of the Mississippi Gaming Commission and various other state and local regulatory agencies. Although not identical, the Mississippi Gaming Control Act is similar to the Nevada Gaming Control Act. The Mississippi Gaming Commission has granted us a "shelf offering" approval that permits us to make this note offering upon notification to the Commission Staff. The Mississippi Gaming Commission has adopted regulations which are also similar in many respects to the Nevada gaming regulations, including the requirement that any person or entity who acquired any security of an owner and operator of casino gaming facilities may be subject to a suitability finding.

LOUISIANA GAMING LAWS

    The ownership and operation of a riverboat gaming vessel in the State of Louisiana is subject to the Louisiana Riverboat Economic Development and Gaming Control Act. The Louisiana Gaming Control Board regulates gaming activities. The Louisiana Board is responsible for investigating the background of all applicants seeking a riverboat gaming license, issuing the license and enforcing the laws, rules and regulations relating to riverboat gaming activities.

    The Louisiana Board must find suitable the applicant, its officers, directors, key personnel, partners and persons holding a 5 percent or greater interest in the holder of a gaming license. The Louisiana Board may, in its discretion, also review the suitability of other security holders of, or persons affiliated with, a licensee. This finding of suitability requires the filing of an extensive application to the Louisiana Board disclosing personal, financial, criminal, business and other information. Our Louisiana affiliate, Bally's Louisiana, Inc., has filed the required forms with the Louisiana regulatory authorities with respect to a finding of suitability.

DELAWARE GAMING LAWS

    Video lottery operations in the State of Delaware are regulated by the Delaware State Lottery Office through the powers delegated to the Director of the lottery pursuant to Title 29 of the Delaware code. Under Delaware's video lottery program, video lottery machines are permitted at Delaware's licensed horse racing tracks.

    Any person seeking to contract with the Delaware State Lottery Office for the provision of goods or services related to video lottery operations, including management services such as those we provide with respect to video lottery operation at the Dover Downs race track in Delaware, must be licensed by the Delaware State Lottery Office as a "technology provider." It is the ongoing duty of each technology provider licensee to notify the Director of the lottery of any change in officers, partners, directors, key employees, video lottery operations employees or owners, collectively the "key individuals." An owner is a person who owns, directly or indirectly, ten percent or more of an applicant or licensee. Key individuals are subject to a background investigation, and the failure of a key individual to satisfy a background investigation may constitute "cause" for the suspension or revocation of the technology provider's license.

INDIANA GAMING LAWS

    Our Indiana casino riverboat operations are subject to the Indiana Riverboat Gambling Act and the licensing and regulatory control of the Indiana Gaming Commission, as well as various local, county and state regulatory agencies.

    The Indiana Riverboat Act authorizes the issuance of up to 11 riverboat gaming licenses on waterways located in Indiana. The Indiana Riverboat Act strictly regulates the facilities, persons, associations and practices related to gaming operations pursuant to the police powers of the State of Indiana, including comprehensive law enforcement provisions. The Indiana Riverboat Act vests the Indiana Gaming Commission with the power and duties of administering, regulating and enforcing the system of riverboat gaming in the State of Indiana. The Indiana Gaming Commission's jurisdiction extends to every person, association, corporation, partnership and trust involved in riverboat gaming operations in the State of Indiana.

    The Indiana Riverboat Act requires the owner of a riverboat gaming operation to hold an owner's license issued by the Indiana Gaming Commission. Each license granted entitles the licensee to own and operate one riverboat and gaming equipment as part of the gaming operation. A licensee may own no more than a 10% interest in any other owner's license.

    The Indiana Riverboat Act restricts the granting of the 11 owner's licenses by location, with five to be awarded for riverboats operating in specific cities on Lake Michigan, five to be awarded for riverboats operating on the Ohio River, and one to be awarded for a riverboat operating on Patoka Lake. The Indiana Gaming Commission has not considered applicants for the eleventh license since the Patoka Lake site has been determined by the U.S. Army Corps of Engineers to be unsuitable for a casino vessel project.

    Each owner's license runs for a period of five years. Thereafter, the license is subject to renewal on an annual basis upon a determination by the Indiana Gaming Commission that the licensee continues to be eligible for an owner's license pursuant to the Indiana Riverboat Act and the rules and regulations adopted thereunder. All riverboat licensees have a continuing duty to maintain suitability for licensure and are required to notify the Indiana Gaming Commission of any material change in the information submitted in their application or any other matter which would render the licensee ineligible. An owner's license does not create a property right but is a revocable privilege contingent upon continuing suitability for licensure. A licensed owner undergoes a complete investigation every three years.

    The Indiana Gaming Commission may revoke, restrict or suspend an owner's license at any time that the Indiana Gaming Commission determines the licensee is in violation of the Indiana Riverboat Act or the rules and regulations of the Indiana Gaming Commission or if the Indiana Gaming Commission determines revocation of the license is in the best interest of the State of Indiana and will protect and enhance the credibility and integrity of riverboat gambling operations. If the Indiana Gaming Commission determines that a licensee is in violation of the Indiana Riverboat Act or the rules and regulations promulgated by the Indiana Gaming Commission, the Indiana Gaming Commission may initiate a disciplinary proceeding to revoke, restrict or suspend the license or take such other action, including imposition of civil penalties, that the Indiana Gaming Commission deems necessary. If for any reason the license is terminated, the assets of the riverboat gambling operation must be secured and cannot be disposed of without the approval of the Indiana Gaming Commission and the licensee remains under the jurisdiction of the Indiana Gaming Commission until all matters related to the license have been resolved.

    A licensed owner may apply for and may hold other licenses that are necessary for the operation of a riverboat, including licenses to sell alcoholic beverages, a license to prepare and serve food and any other necessary license. Furthermore, the Indiana Riverboat Act requires that certain officers, directors and employees of a gaming operation and suppliers of gaming equipment, devices, and supplies and certain other suppliers be licensed.

    Applicants for licensure must submit comprehensive application and personal disclosure forms and undergo an exhaustive background investigation prior to the issuance of a license. The applicant must also disclose the identity of every shareholder or participant of the applicant and provide specific information with respect to certain shareholders holding significant interests, 5% or greater, in the applicant. The Indiana Gaming Commission has the authority to request specific information on any shareholder.

    The Glory of Rome riverboat casino has been licensed to conduct gaming operations by the Indiana Gaming Commission. An ownership interest in an owner's riverboat license may only be transferred after receiving approval from the Indiana Gaming Commission and upon compliance with the regulations issued under the Indiana Riverboat Act.

    A riverboat owner licensee or any other person may not lease, hypothecate, borrow money against or loan money against an owner's riverboat gaming license.

    The Indiana Riverboat Act does not limit the maximum bet or per patron loss. Minimum and maximum wagers on games are set by the licensee. Wagering may not be conducted with money or other negotiable currency. No person under the age of 21 is permitted to wager, and wagers may only be taken from a person present on a licensed riverboat.

    Riverboats operating in Indiana must (1) have a valid certificate of inspection from the U.S. Coast Guard to carry at least 500 passengers; and
(2) be at least 150 feet long. In addition, any riverboat that operates on the Ohio River must replicate, as nearly as possible, historic Indiana steamboat passenger vessels of the nineteenth century.

    Gaming sessions are generally required to be at least two hours and are limited to a maximum duration of four hours. No gaming may be conducted while the boat is docked, except:

    - for 30-minute time periods at the beginning and end of each cruise while the passengers are embarking and disembarking, in which case total gaming time is limited to four hours, including the pre- and post-docking periods; and

    - when weather or water conditions prevent the boat from cruising.

    The Indiana Gaming Commission may grant extended cruise hours in its discretion. If the master of the riverboat reasonably determines and certifies in writing that specific weather conditions or water conditions present a danger to the riverboat and the riverboat's passengers and crew, the riverboat may remain docked and gaming may take place until the master determines that the conditions have sufficiently diminished for the riverboat to safely proceed or the duration of the authorized excursion has expired.

    After consultation with the U.S. Army Corps of Engineers, the Indiana Gaming Commission may determine the available navigable waterways that are suitable for the operation of riverboats under the Indiana Riverboat Act. If the U.S. Army Corps of Engineers rescinds an approval for the operation of riverboats on a waterway, a license issued under the Indiana Riverboat Act is void and the holder may not conduct or continue gaming operations under the Indiana Riverboat Act. The Indiana Gaming Commission requires employees working on a riverboat to have a valid merchant marine document from the U.S. Coast Guard.

    The Indiana Riverboat Act imposes a 20% wagering tax on adjusted gross receipts from gaming. The tax imposed is to be paid by the licensed owner to the Indiana Department of State Revenue before the close of the business day following the day when the wagers are made. The Indiana Riverboat Act also requires that licensees pay a $3.00 admission tax for each person admitted to a gaming excursion. A riverboat license may be suspended for failure to pay such tax. The Indiana Gaming Commission also has promulgated regulations requiring riverboat owners to reimburse the Indiana Gaming Commission for the costs of inspectors and agents required to be present during the conduct of gambling operations. Further, the Indiana Gaming Commission may impose other fees and assessments. Riverboats are assessed for property tax purposes as real property and are taxed at rates determined by local taxing authorities. All Indiana state excise taxes, use taxes and gross retail taxes apply to sales on a riverboat.

    The Indiana Gaming Commission may subject a licensee to fines, suspension or revocation of its license for any act that is in violation of the Indiana Riverboat Act, the rules and regulations of the Indiana Gaming Commission, or for an owner's license if the licensee has not begun regular riverboat excursions prior to the end of the twelve month period following receipt of a license from the Indiana Gaming Commission or if the Indiana Gaming Commission determines that the revocation of the license is in the best interests of the State of Indiana. A holder of a gaming license is required to post bond with the Indiana Gaming Commission in an amount that a local community will expend for infrastructure and other facilities associated with a riverboat operation.

    The Indiana Riverboat Act places special emphasis upon minority and women's business enterprise participation in the riverboat industry. Any person issued a riverboat owner's license must establish goals of expending at least 10% of the total dollar value of the licensee's contracts for goods and services with minority business enterprises and 5% of the total dollar value of the licensee's contracts for goods and services with women's business enterprises.

    An institutional investor which acquires 5% or more of any class of voting securities of a holding company of a licensee is required to notify the Indiana Gaming Commission and to provide additional information, and may be subject to a finding of suitability. A person who acquires 5% or more of any class of voting securities of a holding company of a licensee is required to apply to the Indiana Gaming Commission for a finding of suitability. A person, other than an institutional investor, who acquires a direct or indirect beneficial ownership interest of 5% or more of any riverboat licensee, through any class of voting securities of the licensee or a holding company or intermediary company of the licensee, other than an institutional investor, is required to apply to the Indiana Gaming Commission for a finding of suitability.

    A riverboat owner licensee may not enter into or perform any contract or transaction in which it transfers or receives consideration which is not commercially reasonable or which does not reflect the fair market value of the goods and services rendered or received. All contracts are subject to disapproval by the Indiana Gaming Commission. The Indiana Gaming Commission has a rule requiring the reporting of certain currency transactions, which is similar to that required by Federal authorities.

    A riverboat owner licensee or applicant (or affiliate thereof) may not enter into a debt transaction of $1.0 million or more, including the issuance of the notes, without the prior approval of the Indiana Gaming Commission. The Indiana Gaming Commission rules require that:

    - a written request for approval of the debt transaction, along with relevant information regarding the debt transaction, be submitted to the Indiana Gaming Commission at least ten days prior to a scheduled meeting of the Indiana Gaming Commission;

    - a representative of the riverboat licensee or applicant be present at the meeting to answer any questions; and

    - a decision regarding the approval of the debt transaction be issued by the Indiana Gaming Commission at the next following meeting. The Indiana Gaming Commission rules also authorize the Executive Director of the Indiana Gaming Commission to waive certain requirements.

    The Indiana Gaming Commission has not approved the issuance of the notes. The Indiana Gaming Commission rules, however, authorize the Executive Director of the Commission to waive all or part of the approval requirements. Pursuant to our request, on September 12, 2000, the Executive Director waived the Commission's approval requirements for the issuance of these notes.

    Indiana Gaming Commission regulations also require a licensee or applicant (or affiliate) to conduct due diligence to ensure that each person with whom the licensee or applicant (or affiliate) enters into a debt transaction would be suitable for licensure under the Indiana Riverboat Act.

    The Indiana Riverboat Act prohibits contributions to a candidate for a state, legislative, or local office, or to a candidate's committee or to a regular party committee by the holder of a riverboat owner's license or a supplier's license, by an officer of a licensee or by an officer of a person that holds at least a 1% interest in the licensee. The Indiana Gaming Commission has promulgated a rule requiring quarterly reporting by the holder of a riverboat owner's license or a supplier's license of officers of the licensee, officers of persons that hold at least a 1% interest in the licensee, and of persons who directly or indirectly own a 1% interest in the licensee.

    The Indiana Gaming Commission adopted a rule which prohibits a distribution, except to allow payment of taxes, by a riverboat licensee to its partners, shareholders, itself, or any affiliated entity, if the distribution would impair the financial viability of the riverboat gaming operation. The Indiana Gaming Commission has adopted a rule which requires riverboat licensees to maintain, on a quarterly basis, a cash reserve in the amount of the actual payout for three days, and the cash reserve would include cash in the casino cage, cash in a bank account in Indiana, or cash equivalents not committed or obligated.

QUEENSLAND GAMING LAWS

    Queensland, Australia, like the jurisdictions discussed above, has comprehensive laws and regulations governing the conduct of casino gaming. All persons connected with the ownership and operation of a casino, including us, our subsidiary that manages the Conrad Jupiters, Gold Coast and the Conrad International Treasury Casino, Brisbane and their principal stockholders, directors and officers, must be found suitable and/or licensed. The Queensland authorities have also conducted an investigation of, and have found suitable, us and our subsidiary BI Gaming Corporation, which holds our Australian gaming assets.

URUGUAY GAMING LAWS

    Uruguay also has laws and regulations governing the establishment and operation of casino gaming. The Internal Auditors Bureau of Uruguay, under the authority of the Executive Power of the Oriental Republic of Uruguay, is responsible for establishing the terms under which casino operations are conducted, including suitability requirements of persons associated with gaming operations, authorized games, specifications for gaming equipment, security, surveillance and compliance. The Executive Power of the Oriental Republic of Uruguay has authorized Baluma S.A., a corporation duly organized and existing under the laws of the Oriental Republic of Uruguay, as owner of the Conrad International Punta del Este Resort & Casino to conduct casino operations.

ONTARIO, CANADA GAMING LAWS

    Our Ontario casino gaming operations are subject to the regulatory control of the Ontario Alcohol and Gaming Commission pursuant to the Ontario Lottery and Gaming Corporation Act and certain contractual obligations to the Ontario Lottery and Gaming Corporation, a provincial crown corporation owned by the Province of Ontario.

    We own 50 percent of Windsor Casino Limited, which operates the casino in Windsor, Ontario, Canada, on behalf of the Ontario Lottery and Gaming Corporation, pursuant to an operating agreement with the Ontario Lottery and Gaming Corporation. The operating agreement imposes certain obligations on Windsor Casino Limited relating to the operation of the Casino Windsor. Pursuant to a support agreement between the shareholders of Windsor Casino Limited and the Ontario Lottery and Gaming Corporation, the shareholders, including us, have certain obligations relating to the operation of Windsor Casino Limited.

    Windsor Casino Limited is required under the Ontario Lottery and Gaming Corporation Act to be registered as a casino operator with the Ontario Alcohol and Gaming Commission and must operate in accordance with the terms and conditions of its registration.

    Pursuant to the Ontario Lottery and Gaming Corporation Act and the terms of Windsor Casino Limited's registration, the Registrar of the Ontario Lottery and Gaming Corporation must approve any change in the directors or officers of Windsor Casino Limited. The Ontario Lottery and Gaming Corporation Act also provides that the Ontario Lottery and Gaming Corporation may require the submission of disclosures and informational material from any person who has an interest in Windsor Casino Limited. This includes parent companies and their directors and officers.

    The Registrar of the Ontario Lottery and Gaming Corporation has the power, subject to the Ontario Lottery and Gaming Corporation Act, to grant, renew, suspend or revoke registrations. The Registrar is entitled to make such inquiries and conduct such investigations as are necessary to determine that applicants for registration meet the requirements of the Ontario Lottery and Gaming Corporation Act and to require information or material from any person who has an interest in an applicant for registration. The criteria to be considered in connection with registration under the Ontario Lottery and Gaming Corporation Act include the financial responsibility, integrity and honesty of the applicant and the public interest. The Registrar may, at any time, revoke, suspend or refuse to renew Windsor Casino Limited's registration for any reason that would have disentitled it to registration.

NOVA SCOTIA, CANADA GAMING LAWS

    Our Nova Scotia casino gaming operations are subject to the regulatory control of the Nova Scotia Gaming Control Commission pursuant to the Nova Scotia Gaming Control Act and certain contractual obligations to the Nova Scotia Gaming Corporation, a provincial crown corporation owned by the Province of Nova Scotia.

    We own a 95 percent partnership interest in Metropolitan Entertainment Group, which operates the Sheraton Casino Nova Scotia in Sydney and Halifax on behalf of the Nova Scotia Gaming Corporation pursuant to an operating contract with the Nova Scotia Gaming Corporation. The operating contract imposes certain obligations on Metropolitan relating to the operation of the Sydney and Halifax casinos. We are also a party to the operating contract as a guarantor of Metropolitan's obligations.

    Metropolitan is required under the Nova Scotia Act to be registered as a casino operator with the Nova Scotia Commission.

    Under the Nova Scotia Act, the director of registration of the Nova Scotia Commission must be notified, within 15 days, of any change in the officers or directors of Sheraton Casino Nova Scotia. Sheraton Casino Nova Scotia is also required to file a disclosure form with the director of registration within 15 days of:

    - a person acquiring a beneficial interest in the business of the casino;

    - a person exercising control, either directly or indirectly, over the business of the casino; or

    - a person providing financing, either directly or indirectly, to the business of the casino.

    The Nova Scotia Act also provides that the Director of Registration may require information or material from Metropolitan or any person who has an interest in the casino. This includes parent companies and their directors and officers.

    The Nova Scotia Commission has the power to suspend or to revoke Metropolitan's registration, at any time, for any reason that would have disentitled Metropolitan to obtain the registration. Grounds for suspension or revocation include the financial responsibility, integrity and honesty of the casino operator and its officers and directors and the public interest.

SOUTH AFRICA GAMING LAWS

    Our South African operations are subject to the Gauteng Gambling and Betting Act No. 4 of 1995 and the regulations issued thereunder. If an entity has directly or indirectly procured a controlling or financial interest of 1 percent or more in a casino license holder in Gauteng, then the acquiring entity will have to apply for the consent of the Gauteng Gambling Board for the holding of such an interest. The acquiring entity must apply to the Gauteng Gambling Board for consent to hold such an interest within 14 days after the transaction closes and the interest is procured.

    The application for the consent of the Gauteng Gambling Board must be made within a period and in a manner prescribed by the Gauteng Gambling Board. To this end, the Gauteng Gambling Board has issued a standard application form. In making such an application, all the relevant provisions of the Gauteng Gambling and Betting Act relating to an application for a casino license apply. These include:

    - the application itself;

    - representations by interested persons;

    - response by the applicant to such representations;

    - further information and oral representations;

    - public inspection of the application and representations;

    - obtaining of a police report;

    - the holding of a hearing in respect of the application which is open to members of the public and where witnesses are called; and

    - a decision being given on the application and conditions being applied in the event of the application being granted.

    The Gauteng Gambling Board may recover from the applicant all reasonable expenses incurred by the Gauteng Gambling Board in conducting the necessary investigation in respect of the application. Where consent is not granted, the acquiring entity shall, within the prescribed period and in the manner prescribed or determined by the Gauteng Gambling Board, dispose of the interest in question. In addition, Regulation 88(1) provides that the casino license holder must notify the Gauteng Gambling Board of the acquiring entity's identity and address as soon as practicable after it becomes aware of the procurement of an interest in it.

IRS REGULATIONS

    The Internal Revenue Service requires operators of casinos located in the United States to file information returns for U.S. citizens, including names and addresses of winners, for keno and slot machine winnings in excess of stipulated amounts. The IRS also requires operators to withhold taxes on some keno, bingo and slot machine winnings of nonresident aliens. We are unable to predict the extent, to which these requirements, if extended, might impede or otherwise adversely affect operations of, and/or income from, the other games.

    Regulations adopted by the Financial Crimes Enforcement Network of the Treasury Department and the gaming regulatory authorities in some of the domestic jurisdictions in which we operate casinos, or in which we have applied for licensing to operate a casino, require the reporting of currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. This reporting obligation began in May 1985 and may have resulted in the loss of gaming revenues to jurisdictions outside the United States which are exempt from the ambit of these regulations.

OTHER LAWS AND REGULATIONS

    Each of the casino hotels and riverboat casinos described in this prospectus supplement is subject to extensive state and local regulations and, on a periodic basis, must obtain various licenses and permits, including those required to sell alcoholic beverages. We believe that we have obtained all required licenses and permits and our businesses are conducted in substantial compliance with applicable laws.

                       DESCRIPTION OF OTHER INDEBTEDNESS

    The following is a brief summary of important terms of our material indebtedness:

    REVOLVING CREDIT FACILITIES. In December 1998, we entered into two revolving credit facilities with a syndicate of financial institutions. The revolving credit facilities provided for borrowings of up to $2.15 billion, consisting of:

    - a 364-day senior unsecured revolving credit facility of up to $650 million; and

    - a five-year senior unsecured revolving credit facility of up to $1.5 billion.

    In connection with the Caesars acquisition, on August 31, 1999 we entered into a new $2.0 billion revolving credit facility which replaced the $650 million 364-day revolving credit facility. In addition to the new
$2.0 billion 364-day revolving credit facility, we also entered into a $1.0 billion 364-day revolving credit facility which could only be drawn to provide funding for the Caesars acquisition. Availability under the $1.0 billion revolving credit facility was reduced by the proceeds of any notes we issued. The amount outstanding under the $1.0 billion 364-day revolving credit facility was reduced to approximately $606 million following the issuance of the $400 million senior notes issued in November 1999 and was further reduced to approximately $115 million upon the issuance of the $500 million senior subordinated notes in February 2000.

    At December 31, 1999, an aggregate of approximately $3.9 billion was outstanding under our revolving credit facilities, leaving approximately $213 million available to us at that date.

    On August 28, 2000, we entered into agreements which modified our existing bank credit facilities. The existing $1.0 billion 364-day facility, which expired at the end of August, was eliminated. The existing $2.0 billion 364-day facility, which also expired at the end of August, was renewed for $1.9 billion for an additional 364-day period. The existing $1.5 billion multi-year facility, which expires December 31, 2003, was increased to $2.0 billion for the remaining term. At August 28, 2000, approximately $3.1 billion in aggregate principal amount was outstanding under the modified bank credit facilities.

    HILTON DEBT. Concurrently with our spin-off from Hilton, we assumed primary liability for $625 million of Hilton's fixed rate debt. The payment terms of this debt assumption mirror the terms of Hilton's existing $300 million 7 3/8% notes due 2002 and its $325 million 7% notes due 2004. We entered into supplemental indentures with the trustee under these notes providing for our assumption of the payment obligations under the existing indentures.

    7 7/8% SENIOR SUBORDINATED NOTES DUE 2005.  In December 1998, we issued
$400 million of 7 7/8% senior subordinated notes due December 2005 in a private placement offering. The 7 7/8% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 7 7/8% notes. The 7 7/8% notes are unsecured senior subordinated obligations and are subordinated to all of our senior debt.

    7.95% SENIOR NOTES DUE 2003. In August 1999, we issued $300 million aggregate principal amount of 7.95% senior notes due 2003 in a private placement offering. The 7.95% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 7.95% notes. The 7.95% notes are unsecured senior obligations and rank equally with all of our senior unsecured debt.

    8 1/2% SENIOR NOTES DUE 2006. In November 1999, we issued $400 million aggregate principal amount of 8 1/2% senior notes due 2006 in a registered note offering. The 8 1/2% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 8 1/2% notes. The 8 1/2% notes are unsecured senior obligations and rank equally with all of our senior unsecured debt.

    9 3/8% SENIOR SUBORDINATED NOTES DUE 2007.  In February 2000, we issued
$500 million aggregate principal amount of 9 3/8% senior subordinated notes due 2007 in a private placement offering. The 9 3/8% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 9 3/8% notes. The 9 3/8% notes are unsecured senior subordinated obligations and are subordinated to all of our senior debt.

    COMMERCIAL PAPER PROGRAM. We have established a $1 billion commercial paper program. To the extent that we incur debt under this program, we must maintain an equivalent amount of credit available under our revolving credit facility. We have borrowed under the program for various periods during 1999. At
September 30, 2000, we had no outstanding borrowings under the commercial paper program.

                              DESCRIPTION OF NOTES

    The notes offered by this prospectus supplement and the accompanying prospectus constitute a series of debt securities, which are described more fully in the accompanying prospectus, to be issued pursuant to an indenture between Park Place and Wells Fargo Bank, Minnesota NA (formerly Norwest of Minneapolis), as trustee. The following description of the particular terms of the notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. Capitalized terms used and not otherwise defined in the following discussion are defined below under "Certain Definitions."

    The following description is a summary of selected portions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. In this description, the words "Park Place" refer only to Park Place Entertainment Corporation and not to any of its subsidiaries.

RANKING

    The notes:

    - are unsecured general obligations of Park Place;

    - are subordinated in right of payment to all existing and future Senior Debt of Park Place;

    - are equal in right of payment with all existing and future senior subordinated Debt of Park Place; and

    - are senior in right of payment to any future subordinated Debt of Park Place.

    The notes will effectively rank junior to Senior Debt of Park Place and to all liabilities of Park Place's subsidiaries, including trade payables.

    As of June 30, 2000, after giving effect to this offering, Park Place would have had $4.1 billion of Senior Debt outstanding. Park Place's subsidiaries had approximately $11 million of indebtedness outstanding at June 30, 2000. The indenture will permit Park Place and its subsidiaries to incur additional Debt, including the incurrence of additional Senior Debt by Park Place.

PRINCIPAL, MATURITY AND INTEREST

    The notes will be limited to $400 million aggregate principal amount. The notes will mature on September 15, 2008. Park Place will issue the notes in denominations of $1,000 and integral multiples of $1,000.

    Interest on the notes will accrue at the rate of 8.875% per annum. Interest will be payable semi-annually in arrears on September 15 and March 15, beginning on March 15, 2001. Park Place will make each interest payment to the holders of record of the notes on the immediately preceding September 1 and March 1.

    Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION

    Upon not less than 30 nor more than 60 days' notice, Park Place may redeem the notes in whole but not in part at any time at a redemption price equal to 100% of the principal amount thereof plus the Make-Whole Premium, together with accrued and unpaid interest thereon, if any, to the applicable redemption date.

SELECTION AND NOTICE

    Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

    Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes called for redemption.

MANDATORY REDEMPTION

    Park Place will not be required to make any mandatory sinking fund payments in respect of the notes.

SUBORDINATION

    The payment of principal, premium and interest, if any, on the notes will be subordinated to the prior payment in full of all Senior Debt of Park Place.

    The holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy, insolvency or similar proceeding at the rate specified in the applicable Senior Debt, whether or not such interest is an allowed claim in any such proceeding) before the holders of the notes will be entitled to receive any payment with respect to the notes (except that holders of the notes may receive payments made from the trust described under "Description of Debt Securities--Defeasance of Certain Covenants" in the accompanying prospectus), in the event of any distribution to creditors of Park
Place:

    (1) in a liquidation or dissolution of Park Place;

    (2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Park Place or its property;

    (3) in an assignment for the benefit of creditors; or

    (4) in any marshalling of Park Place's assets and liabilities.

    Park Place also may not make any payment in respect of the notes, except from the trust described under "Description of Debt Securities--Defeasance of Certain Covenants " in the accompanying prospectus, if:

    (1) a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

    (2) any other default occurs and is continuing on Designated Senior Debt that permits holders of the Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from Park Place or the holders of any Designated Senior Debt.

    Payments on the notes may and shall be resumed:

    (1) in the case of a payment default, upon the date on which such default is cured or waived; and

    (2) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

    No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice.

    No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

    Park Place must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

    As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Park Place, holders of the notes may recover less ratably than creditors of Park Place who are holders of Senior Debt. See "Risk Factors--The right to receive payments on the notes will be junior to a substantial portion of our existing, and possibly all of our future, borrowings."

    If Park Place fails to make any payment on the notes when due or within any applicable grace period, whether or not on account of the subordination provisions referred to above, such failure would constitute an Event of Default under the indenture and would enable the holders of the notes to accelerate the maturity thereof. See "--Events of Default."

ADDITIONAL COVENANTS OF PARK PLACE

    The covenant provisions of the indenture described under the caption "Description of Debt Securities" in the accompanying prospectus will apply to the notes. In addition to the foregoing, the following covenants of Park Place will apply to the notes for the benefit of the holders of the notes:

    LIMITATION ON LIENS. Other than as set forth below under "--Exempted Liens and Sale and Lease-Back Transactions," neither Park Place nor any of its Subsidiaries may create, assume or suffer to exist any Lien:

    (1) upon any Principal Property;

    (2) upon any shares of capital stock of any Restricted Subsidiary owned by Park Place or any Restricted Subsidiary; or

    (3) securing Debt of any Restricted Subsidiary,

without equally and ratably securing the notes with, or prior to, the Debt secured by such Lien, for so long as such Debt shall be so secured,

PROVIDED, HOWEVER, that this limitation will not apply to:

        (a) Liens existing on the date of issuance of the notes;

        (b) Liens existing:

           - on property at the time of acquisition through a merger, a consolidation or otherwise by Park Place or a Restricted Subsidiary; or

           - on property or securing Debt of, or Capital Stock of any corporation, partnership or other entity at the time such corporation, partnership or other entity becomes a Restricted Subsidiary;

        (c) Liens to secure Debt with respect to all or any part of the acquisition cost or the cost of construction or improvement of property, provided, such Debt is incurred and related Liens are created within 24 months of the acquisition, completion of construction or improvement or commencement of full operation, whichever is later, and such Debt does not exceed the aggregate amount of the acquisition cost and/or the construction cost thereof;

        (d) Liens on shares of capital stock or property of a Restricted Subsidiary to secure Debt with respect to all or part of the acquisition cost of such Restricted Subsidiary, provided that such Debt is incurred and related Liens are created within 24 months of the acquisition of such Restricted Subsidiary and such Debt does not exceed the acquisition cost of such Restricted Subsidiary;

        (e) Liens to secure Debt incurred to construct additions to, or to make Capital Improvements to, properties of Park Place or any Restricted Subsidiary, provided such Debt is incurred and related Liens are created within 24 months of completion of construction or Capital Improvements and such indebtedness does not exceed the cost of such construction or Capital Improvements;

        (f) Liens in favor of Park Place or another Restricted Subsidiary;

        (g) Liens to secure Debt on which interest payments are exempt from Federal income tax under Section 103 of the Internal Revenue Code of 1986, as amended;

        (h) Liens on the equity interest of Park Place or any Restricted Subsidiary in any Joint Venture or any Restricted Subsidiary which owns an equity interest in such Joint Venture to secure Debt, provided the amount of such Debt is contributed and/or advanced solely to such Joint Venture;

        (i) Liens securing Senior Debt and Liens on assets of a Subsidiary securing Debt of that Subsidiary;

        (j) any extension, renewal or replacement, in whole or in part, of any Liens referred to in the foregoing clauses (a) through (i) or of any Debt secured thereby, including premium, if any, provided that the aggregate principal amount secured does not exceed:

           - the greater of (1) the principal amount secured thereby at the time of such extension, renewal or replacement, or, as the case may be, repayment or extinguishment, and (2) 80% of the fair market value (in the opinion of the Park Place board of directors) of the properties subject to such extension, renewal or replacement, plus

           - any reasonable fees and expenses associated with such extension, renewal or replacement,

    and provided, further, that in the case of a replacement thereof, such Debt is incurred and related Liens are created within 24 months of the repayment or extinguishment of the Debt or Liens referred to in the foregoing clauses
    (a) through (i);

        (k) purchase money liens on personal property;

        (l) Liens to secure payment of workers' compensation or insurance premiums, or relating to tenders, bids or contracts (except contracts for the payment of money);

        (m) Liens in connection with tax assessments or other governmental charges, or as security required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege or right;

        (n) mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business; and

        (o) Liens in favor of any domestic or foreign government or governmental body in connection with contractual or statutory obligations.

    LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. Other than as provided below under "--Exempted Liens and Sale and Lease-Back Transactions," neither Park Place nor any Restricted Subsidiary will enter into any arrangement with any lessor (other than Park Place or a Restricted

Subsidiary), providing for the lease to Park Place or a Restricted Subsidiary for a period of more than three years (including renewals at the option of the lessee) of any Principal Property that has been or is to be sold or transferred by Park Place or such Restricted Subsidiary to such lessor or to any other Person, and for which funds have been or are to be advanced by such lessor or other Person on the security of the leased property ("Sale and Lease-Back Transaction"), unless either:

        (a) Park Place or such Restricted Subsidiary would be entitled, pursuant to the provisions described in clauses (a) through (o) under "--Limitation on Liens" above, to create, assume or suffer to exist a Lien on the property to be leased without equally and ratably securing the notes; or

        (b) an amount equal to:

           - the greater of the net cash proceeds of such sale or the fair market value of such property (in the opinion of Park Place's board of directors), less

           - the fair market value (in the opinion of Park Place's board of directors) of any noncash proceeds of the sale of such property (provided such noncash proceeds constitute "Principal Property," acquired on the date the property sold in the Sale and Lease-Back Transaction was acquired by Park Place or any of its Restricted Subsidiaries),

    is applied within 180 days to the retirement or other discharge of the notes or Debt ranking on a parity with the notes.

    EXEMPTED LIENS AND SALE AND LEASE-BACK TRANSACTIONS. Notwithstanding the restrictions set forth in "--Limitation on Liens" and "--Limitation on Sale and Lease-Back Transactions" above, Park Place or any Restricted Subsidiary may create, assume or suffer to exist Liens or enter into Sale and Lease-Back Transactions not otherwise permitted as described above, provided that at the time of such event, and after giving effect thereto, the sum of outstanding Debt secured by such Liens (not including Liens permitted under "--Limitation on Liens" above) plus all Attributable Debt in respect of such Sale and Lease-Back Transactions entered into (not including Sale and Lease-Back Transactions permitted under "--Limitation on Sale and Lease-Back Transactions"), measured, in each case, at the time any such Lien is incurred or any such Sale and Lease-Back Transaction is entered into, by Park Place and Restricted Subsidiaries does not exceed 15% of Consolidated Net Tangible Assets.

REPORTS

    Whether or not required by the Commission, so long as any notes are outstanding, Park Place will file with the applicable trustee such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

COMPLIANCE WITH GAMING LAWS

    Each holder of a note, by accepting any note, shall be deemed to have agreed to be bound by the requirements imposed on holders of debt securities of Park Place by the gaming authority of any jurisdiction of which Park Place or any of its Subsidiaries conducts or proposes to conduct gaming activities. For a description of the regulatory requirements applicable to Park Place, see "Regulation and Licensing" herein, "Description of Debt Securities--Mandatory Disposition Pursuant to Gaming Laws" in the accompanying prospectus and "Regulation and Licensing" in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which is incorporated by reference in the accompanying prospectus.

EVENTS OF DEFAULT

    The following additional remedy will apply to the notes: In the case of an Event of Default arising from certain events of bankruptcy or insolvency of Park Place, all outstanding notes will become due and payable immediately without further action or notice by the holders of notes or the trustee.

    In addition, the following event of default replaces the fifth Event of Default identified in the accompanying prospectus under "Description of Debt Securities--Events of Default" with respect to the notes: the acceleration of the maturity of indebtedness of Park Place (other than Non-recourse Indebtedness), at any one time, in an aggregate amount in excess of the greater of (i) $25 million and (ii) 5% of Consolidated Net Tangible Assets, if such acceleration is not annulled within 30 days after written notice to Park Place by the trustee and the holders of at least 25% in principal amount of the outstanding notes.

CERTAIN DEFINITIONS

    "Attributable Debt" with respect to any Sale and Lease-Back Transaction that is subject to the restrictions described under "--Limitation on Sale and Lease-Back Transactions" means the present value of the minimum rental payments called for during the term of the lease (including any period for which such lease has been extended), determined in accordance with generally accepted accounting principles, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

    "Capital Improvements" means additions to properties or renovations or refurbishing of properties which are designed to substantially upgrade such properties or significantly modernize the operation thereof.

    "Capital Stock" means with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

    "Consolidated Net Tangible Assets" means the total amount of assets (including investments in Joint Ventures) of Park Place and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (a) all current liabilities of Park Place and its Subsidiaries (excluding (i) the current portion of long-term indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and
(b) all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the most recent consolidated balance sheet of Park Place and computed in accordance with generally accepted accounting principles.

    "Credit Facilities" means, with respect to Park Place, one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

    "Debt" means notes, bonds, debentures or other similar evidences of Debt for borrowed money or any guarantee of any of the foregoing.

    "Default" means any event that after notice or lapse of time, or both, would become an Event of Default.

    "Designated Senior Debt" means any Senior Debt permitted under the Indenture the principal amount of which is $100.0 million or more and that has been designated by Plark Place as "Designated Senior Debt."

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

    "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

    (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

    (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

    "Joint Venture" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interest is owned, directly or indirectly, by Park Place and/or one or more Subsidiaries.

    "Lien" means any mortgage, pledge, lien, encumbrance or other security interest to secure payment of Debt.

    "Make-Whole Premium" means, with respect to any note at any redemption date, the excess, if any, of (a) the present value of the sum of the principal amount and premium, if any, that would be payable on such note on its maturity date and all remaining interest payments (not including any portion of such payments of interest accrued as of the redemption date) to and including such maturity date, discounted on a semi-annual bond equivalent basis from such maturity date to the redemption date at a per annum interest rate equal to the sum of the Treasury Yield (determined on the Business Day immediately preceding the date of such redemption), plus 50 basis points, over (b) the principal amount of the note being redeemed.

    "Non-recourse Indebtedness" means indebtedness the terms of which provide that the lender's claim for repayment of such indebtedness is limited solely to a claim against the property which secures such indebtedness.

    "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Debt.

    "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

    "Principal Property" means any real estate or other physical facility or depreciable asset, the net book value of which on the date of determination exceeds the greater of $25 million or 2% of Consolidated Net Tangible Assets of Park Place.

    "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the stated maturity of the notes or is redeemable at the option of the holder thereof at any time prior to the stated maturity of the notes, or is convertible into or exchangeable for debt securities at any time prior to the stated maturity of the notes.

    "Restricted Subsidiary" means any Subsidiary of Park Place organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America (x) which owns, or is a lessee pursuant to a capital lease of, any Principal Property or
(y) in which the investment of Park Place and all its Subsidiaries exceeds 5% of Consolidated Net Tangible Assets as of the date of such determination other than, in the case of either clause (x) or (y), (i) each Subsidiary whose business primarily consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof, and
(ii) each Subsidiary formed or acquired after the date hereof for the purpose of developing new assets or acquiring the business or assets of another Person and which does not acquire any part of the business or assets of Park Place or any Restricted Subsidiary.

    "Senior Debt" means:

    (1) all Debt outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

    (2) any other Debt, unless the instrument under which such Debt is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or to other Debt which ranks equally with, or is subordinated to, the notes; and

    (3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

    Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

    (1) any liability for federal, state, local or other taxes owed or owing by Park Place.

    (2) any Indebtedness of Park Place to any of its Subsidiaries or other Affiliates; or

    (3) any trade payables.

    "Significant Subsidiary" of Park Place means any Restricted Subsidiary of Park Place that is a "significant subsidiary" as defined in Rule 1.02(v) of Regulation S-X under the Securities Act.

    "Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation is, at the time, directly or indirectly, owned by Park Place or by one or more Subsidiaries thereof, or by Park Place and one or more Subsidiaries.

    "Treasury Securities" mean any investment in obligations issued or guaranteed by the United States government or any agency thereof.

    "Treasury Yield" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar data)) most nearly equal to the then remaining average life of the notes, provided that if the average life of the notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the average life of the notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

    "wholly owned" with respect to any Subsidiary, means any Subsidiary of any Person of which at least 99% of the outstanding Capital Stock is owned by such Person or another wholly-owned Subsidiary of such Person. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

BOOK-ENTRY SYSTEM, FORM AND DELIVERY

    The notes will be represented by one or more global securities registered in the name of Cede & Co., the nominee of the Depository Trust Company, as "Depositary," and the provisions set forth under "Description of Debt Securities--Denominations, Registration, Transfer and Exchange" in the accompanying prospectus will apply to the notes.

    The Depositary is a limited-purpose trust company organized under New York banking law, a "banking organization" within the meaning of New York banking law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants deposit with the Depositary. The Depositary also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to indirect participants in the Depositary such as securities brokers and dealers, banks and trust companies that clear through, or maintain a custodial relationship with, a direct participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

    Purchases of the notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The beneficial ownership interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants' respective records. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in notes except in the event that use of the book-entry system for the notes is discontinued. As a result, the ability of a person having a beneficial interest in the notes to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest. In addition, the laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer notes evidenced by the global notes will be limited to such extent.

    To facilitate subsequent transfers, all notes deposited with the Depositary by participants in the Depositary will be registered in the name of Cede & Co. The deposit of the notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the notes; the Depositary's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Payments of principal, interest and premium, if any, on the notes will be made to Cede & Co. The Depositary's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of each participant and not of the Depositary, the underwriters, or Park Place, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest and premium, if any, to Cede & Co. is the responsibility of Park Place or the respective trustees. Disbursement of such payments to direct participants is the responsibility of the Depositary, and disbursement of such payments to the beneficial owners of the notes is the responsibility of direct and indirect participants in the Depositary.

CERTIFICATED NOTES

    The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to Park Place. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the notes are required to be printed and delivered. In addition, Park Place may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, certificates will be printed and delivered.

    Park Place will not have any responsibility or obligation to participants in the Depositary or the persons for whom they act as nominees with respect to the accuracy of the records of the Depositary, its nominee or any direct or indirect participant with respect to any ownership interest in the notes, or with respect to payments to or providing of notice for the direct participants, the indirect participants or the beneficial owners of the notes.

    The information contained herein under the caption "Description of Notes--Book-Entry System, Form and Delivery" concerning the Depositary and the Depositary's book-entry system has been obtained from sources that Park Place believes to be reliable. Neither Park Place, the trustee nor the underwriters, dealers or agents take responsibility for the accuracy or completeness of this information.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

    Settlement for the notes will be made by the underwriters in immediately available funds. Payments in respect of the notes represented by global notes (including principal, premium, if any, and interest) will be made in immediately available funds to the accounts specified by the Depositary. With respect to notes represented by Certificated Notes, Park Place will make all payments of principal, premium, if any, and interest, by mailing a check to the registered address of each holder of such notes. The notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by the Depositary to settle in immediately available funds. No can provide no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the purchase agreement among us and the underwriters in the table below, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the aggregate principal amount of the notes set forth opposite its name below. The underwriters have agreed, subject to the terms and conditions set forth in the purchase agreement, to purchase all of the notes being sold pursuant to that agreement if any of the notes being sold pursuant to that agreement are purchased.

                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                       OF NOTES
-----------                                                   ----------------
Deutsche Bank Securities Inc................................    $120,000,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................      80,000,000
Banc of America Securities LLC..............................      60,000,000
BNY Capital Markets, Inc....................................      20,000,000
Commerzbank Capital Markets Corp............................      20,000,000
First Union Securities, Inc.................................      20,000,000
Scotia Capital (USA) Inc....................................      20,000,000
SG Cowen Securities Corporation.............................      20,000,000
Fleet Securities, Inc.......................................      16,000,000
Bear, Stearns & Co. Inc.....................................      12,000,000
Wasserstein Perella Securities, Inc.........................      12,000,000
                                                                ------------
        Total...............................................    $400,000,000
                                                                ============

    The purchase agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes are subject to, among other conditions, the delivery of specified legal opinions by their counsel.

    We will indemnify the underwriters against liabilities incurred in connection with the offering, and will contribute to payments that the underwriters may be required to make in connection with the offering.

    The underwriters propose initially to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of 0.25% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.25% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the offering price, concession and discount may be changed.

    In connection with the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes after the offering. Specifically, the underwriters may bid for and purchase the notes in the open market to stabilize the price of the notes. The underwriters may also overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase the notes in market-making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the notes above market levels that may otherwise prevail. The underwriters are not required to engage in these activities and, if commenced, may end these activities at any time. Neither we nor the underwriters make any representation or prediction as to the magnitude or direction of any effect these transactions may have on the price of the notes.

    There is no public trading market for the notes and we do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after the consummation of the offering, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. Prior to the offering, there has been no active market for the notes. No assurance can be given as to the liquidity of, or trading market for, the notes or an active public market for the notes to develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and certain other factors.

    Some of the underwriters and their affiliates have provided investment and commercial banking and financial advisory services from time to time for us in the ordinary course of business for which they have received customary fees. Any of the underwriters or their respective affiliates may in the future engage in investment banking or other transactions of a financial nature with us or our affiliates, including the provision of advisory services and the making of loans to us or our affiliates, for which they would receive customary fees or other payments. As described under "Use of Proceeds," we intend to use a portion of the net proceeds from the offering of the notes to repay indebtedness outstanding under our $1.9 billion 364-day revolving credit facility. The lenders under our $1.9 billion credit facility include affiliates of the following underwriters: Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, BNY Capital Markets, Inc., Commerzbank Capital Markets Corp., First Union Securities, Inc., Scotia Capital (USA) Inc., SG Cowen Securities Corporation and Fleet Securities, Inc., nine of the underwriters. It is expected that these lenders will in the aggregate receive more than 10% of the net proceeds from the offering of the notes in the form of repayment of borrowings outstanding under our credit facility. Accordingly, the offering of the notes is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc., Deutsche Bank Securities Inc. will act as "qualified independent underwriter" as defined pursuant to Rule 2720(b)(15) of the Conduct Rules and will assume the responsibilities in connection therewith.

                                 LEGAL MATTERS

    Latham & Watkins, Los Angeles, California, will pass upon various legal matters for us relating to the issuance and sale of the notes. Cadwalader, Wickersham & Taft, New York, New York, will pass upon various legal matters for the underwriters relating to the offering.

PROSPECTUS

                                 $1,000,000,000

                                     [LOGO]

                       DEBT SECURITIES, PREFERRED STOCK,
                  DEPOSITARY SHARES, COMMON STOCK AND WARRANTS
                             ---------------------

    We may offer and sell from time to time in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of offering, with an aggregate initial offering price of up to $1,000,000,000:

    - debt securities, which may consist of debentures, notes or other types of debt;

    - shares of preferred stock, $.01 par value per share;

    - shares of preferred stock represented by depositary shares;

    - shares of common stock, $.01 par value per share; and

    - warrants to purchase debt securities, preferred stock, depositary shares or common stock.

    We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    NONE OF THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, THE MISSISSIPPI GAMING COMMISSION, THE NEW JERSEY CASINO CONTROL COMMISSION NOR THE LOUISIANA GAMING CONTROL BOARD HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND IS A CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 8, 1999

    WE HAVE NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AS IF WE HAD AUTHORIZED IT. THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE, NOR DO THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THE SUPPLEMENT TO THIS PROSPECTUS IS ACCURATE AS OF THE DATES ON THEIR COVERS. WHEN WE DELIVER THIS PROSPECTUS OR A SUPPLEMENT OR MAKE A SALE PURSUANT TO THIS PROSPECTUS, WE ARE NOT IMPLYING THAT THE INFORMATION IS CURRENT AS OF THE DATE OF THE DELIVERY OR SALE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
About This Prospectus.......................................      1

Where You Can Find More Information.........................      1

Incorporation Of Certain Documents By Reference.............      1

Disclosure Regarding Forward-Looking Statements.............      2

The Company.................................................      2

Use Of Proceeds.............................................      3

Ratio Of Earnings To Fixed Charges..........................      3

Description Of Debt Securities..............................      3

Description Of Capital Stock................................     12

Common Stock................................................     12

Preferred Stock.............................................     13

Description Of Depositary Shares............................     15

Description Of Warrants.....................................     18

Plan Of Distribution........................................     20

Legal Matters...............................................     21

Experts.....................................................     21

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "Commission") utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate initial offering price of $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the next heading "Where You Can Find More Information."

    When we refer to "we," "our" and "us" in this prospectus, we mean Park Place Entertainment Corporation, excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries. When we refer to "you" or "yours," we mean the holders of the applicable series of securities.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational requirements of the Securities and Exchange Act of 1934, and file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, proxy statements and other information we file at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0300 for further information on the public reference rooms. You may also access filed documents at the Commission's web site at http://www.sec.gov. In addition, you may inspect reports and other information we file at the office of the New York Stock Exchange ("NYSE") at 20 Broad Street, New York, New York 10005.

    We have filed a registration statement on Form S-3 and related exhibits with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement contains additional information about us and the securities. You may inspect the registration statement and exhibits without charge and obtain copies from the Commission at prescribed rates at the locations set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the following documents we filed with the Commission:

    - Amendment No. 1 to the Company's Registration Statement on Form 10 filed with the Commission on December 18, 1998;

    - Quarterly Report on Form 10-Q for the quarter ended September 30, 1998;

    - Current Reports on Form 8-K filed with the Commission on November 25, 1998, December 16, 1998, January 8, 1999, January 20, 1999 and
      February 5, 1999;

    - The description of the Company's Preferred Share Purchase Rights contained in our Registration Statement on Form 8-A filed with the Commission on December 30, 1998; and

    - all documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination of the offering.

    You may request a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

                               Investor Relations
                      Park Place Entertainment Corporation
                           3930 Howard Hughes Parkway
                            Las Vegas, Nevada 89109
                                 (702) 699-5000

    You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of these documents.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus, including the documents that we incorporate by reference, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends," "we believe," "we intend" and similar words or phrases. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us and our subsidiaries, including, among other things, factors discussed in our filings with the Commission and the following:

    - the effect of economic, credit and capital market conditions in general and on gaming companies in particular;

    - our construction and development activities;

    - our ability to successfully integrate our operations with Grand Casinos, Inc.;

    - the impact of competition, particularly from other gaming and hotel/gaming operations;

    - changes in laws or regulations, third party relations and approvals and decisions of courts, regulators and governmental bodies; and

    - changes in customer demand.

    Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

                                  THE COMPANY

    We are the world's largest gaming company, as measured by casino square footage and revenues, and the only casino gaming company with a leading presence in Nevada, New Jersey and Mississippi--the three largest gaming markets in the United States.

    We were formed to succeed to the gaming business of Hilton Hotels Corporation ("Hilton"). On December 31, 1998, Hilton distributed all of our common stock to Hilton's stockholders and we became a publicly traded corporation. Following the Hilton Distribution, we acquired the Mississippi gaming operations of Grand Casinos, Inc. by means of a merger of our wholly-owned subsidiary into Grand with Grand surviving the merger. Immediately prior to the merger, Grand separated its Mississippi gaming business from its non-Mississippi business (comprised primarily of the management of Indian-owned casinos and certain other assets and liabilities) through the distribution of all of the common stock of Lakes Gaming, Inc. to the shareholders of Grand.

    Our principal executive offices are located at 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, and our telephone number is (702) 699-5000.

                                USE OF PROCEEDS

    We intend to use the net proceeds from the sale of the securities for general corporate purposes, including repaying, redeeming or repurchasing existing debt, and for working capital, capital expenditures and other acquisitions. We may invest funds not required immediately for such purposes in short-term investment grade securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

    Our ratios of earnings to fixed charges are as follows for the periods indicated:

                                                         NINE MONTHS
                                                            ENDED
                                                        SEPTEMBER 30,                  FISCAL YEARS ENDED DECEMBER 31,
                                                    ----------------------   ----------------------------------------------------
                                                      1998          1997       1997       1996       1995       1994       1993
                                                    --------      --------   --------   --------   --------   --------   --------
Ratio of earnings to fixed charges................     3.4x          3.8x       2.4x       2.1x       4.0x       3.8x       4.1x

    We have computed the ratio of earnings to fixed charges by dividing income before income taxes and minority interests plus fixed charges (excluding capitalized interest) by fixed charges.

                         DESCRIPTION OF DEBT SECURITIES

    This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. Accordingly, for a description of the terms of any series of debt securities, you must refer to both the prospectus supplement relating to that series and the description of the debt securities set forth in this prospectus. A prospectus supplement may change any of the terms of the debt securities described in this prospectus.

    We may offer under this prospectus up to $1,000,000,000 aggregate principal amount of debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $1,000,000,000.

    The debt securities will be issued under an indenture between us and a trustee chosen by us. We have summarized select portions of the indenture below. The summary does not restate the indenture in its entirety. The form of the indenture, which is subject to such amendments or supplements as may be adopted from time to time, has been filed as an exhibit to the registration statement and we urge you to read the indenture because it, and not this description, defines your rights as holders of debt securities issued under the indenture. Capitalized terms used in the summary have the meaning specified in the indenture.

GENERAL

    The debt securities will be our direct obligations, which may be secured or unsecured, and which may be senior or subordinated indebtedness. We may issue an unlimited amount of debt securities, in one or more series, under the indenture. The terms of each series of debt securities will be established by a Board Resolution or in a supplemental indenture. We need not issue all debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

    There may be more than one trustee under the indenture, each with respect to one or more series of debt securities. Any trustee may resign or be removed by us and we will appoint a successor trustee. Each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under the indenture. Except as otherwise indicated in this prospectus, any action taken by the trustee may be taken by the trustee only with respect to the series of debt securities for which it is the trustee.

    We will set forth in a prospectus supplement (including any pricing supplement) relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

    - the title of the debt securities;

    - any limit on the aggregate principal amount of the debt securities;

    - the price (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

    - whether we will issue the debt securities at a discount and the portion of the principal amount of the debt securities payable upon declaration of acceleration of the maturity of the securities or upon redemption, if other than the principal amount, and the rate at which the original issue discount will accrue;

    - the date on which we will pay the principal on the debt securities;

    - the rate (which may be fixed or variable) or the method used to determine the rate (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date from which interest will accrue, the date on which interest will be payable and any regular record date for the interest payable on any interest payment date;

    - the place where we will pay (or the method of payment of) principal, premium and interest on the debt securities, and where holders may surrender the debt securities for conversion, registration of transfer or exchange;

    - any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

    - our right to redeem the debt securities and the date on which and the price at which and the terms and conditions upon which we may redeem the debt securities;

    - the denominations in which we will issue the debt securities, if other than denominations of $1,000 and any integral multiple thereof;

    - provisions, if any, for the defeasance or discharge of our obligations with respect to the debt securities;

    - whether we will issue the debt securities in registered or bearer form;

    - the currency in which we will pay principal, premium and interest on the debt securities;

    - if we will pay principal, premium or interest on the debt securities in one or more currencies other than those in which the debt securities are denominated, the manner in which we will determine the exchange rate on these payments;

    - the manner in which we will determine the amounts of payment of principal, premium or interest on the debt securities if these amounts may be determined by reference to an index based on a currency other than that in which the debt securities are denominated or designated or by reference to a commodity, commodity index, stock exchange index or financial index;

    - any addition to, or change or deletion of, any events of default or covenants in the indenture;

    - a discussion of any material and/or special United States Federal income tax considerations applicable to the debt securities;

    - any depositaries, trustees, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities other than those originally appointed;

    - whether we will issue the debt securities in the form of global securities and whether we will issue the global securities in temporary or permanent global form;

    - any rights of the holders of the debt securities to convert the debt securities into other securities or property and the terms and conditions of the conversion;

    - any subordination provisions relating to the debt securities;

    - any listing of the debt securities on a securities exchange;

    - any provisions relating to any security provided for the debt securities; and

    - any other terms of the debt securities that will not be inconsistent with the indenture.

    We may issue debt securities at a discount below their stated principal amount. Even if we do not issue the debt securities below their stated principal amount, for United States Federal income tax purposes the debt securities may be deemed to have been issued with a discount because of certain interest payment characteristics. We will set forth in a prospectus supplement the United States Federal income tax considerations applicable to debt securities issued at a discount or deemed to be issued at a discount. We will also set forth in a prospectus supplement the special United States Federal income tax considerations or other restrictions or terms applicable to debt securities issuable in bearer form, offered exclusively to foreigners or denominated in a foreign currency.

DENOMINATIONS, REGISTRATION, TRANSFER AND EXCHANGE

    Unless we specify otherwise in the prospectus supplement, the debt securities of any series will be issuable only in denominations of $1,000 and integral multiples thereof, and will be payable only in U.S. dollars.

    We may issue the debt securities in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. We may issue the global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the prospectus supplement.

    You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. We will not charge a service fee for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge we are required to pay in connection with a transfer or exchange.

    You may effect the transfer of certificated debt securities and the right to receive the principal, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

    We are not required to:

    - register, transfer or exchange debt securities of any series during a period beginning at the opening of business 15 days before the day we transmit a notice of redemption of debt securities of the series selected for redemption and ending at the close of business on the day of the transmission, or

    - to register, transfer or exchange any debt security so selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

COVENANTS

    We will set forth in the applicable prospectus supplement any restrictive covenants applicable to an issue of debt securities.

CONSOLIDATION, MERGER OR SALE OF ASSETS

    We may not consolidate or merge with or into, or sell, assign, convey or transfer our properties and assets substantially in their entirety (computed on a consolidated basis) to another corporation, person or entity unless:

    - in the case of a consolidation or merger, (a) we are the surviving corporation, or (b) the successor or transferree is an entity organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and expressly assumes our obligations under the debt securities and the indenture; and

    - immediately after giving effect to the transaction, no event of default exists.

EVENTS OF DEFAULT

    Each of the following is an Event of Default with respect to a series of debt securities:

    - default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days;

    - default in the payment of principal of or premium on any debt security of that series when due and payable;

    - default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

    - default in the performance or breach by us of any other covenant or warranty in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

    - the acceleration of the maturity date of any of our indebtedness, other than Non-recourse Indebtedness (as defined below), at any one time, in an amount exceeding the greater of (1) $25 million and (2) 5% of Consolidated Net Tangible Assets (as defined below), if the acceleration is not annulled within 30 days thereafter;

    - certain events of bankruptcy, insolvency or reorganization; and

    - any other Event of Default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

    "Non-recourse Indebtedness" means indebtedness the terms of which provide that the lender's claim for repayment of such indebtedness is limited solely to a claim against the property which secures such indebtedness.

    "Consolidated Net Tangible Assets" means the total amount of assets (including investments in Joint Ventures) of the Company and its subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (a) all current liabilities of the Company and its subsidiaries (excluding (i) the current portion of long-term indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and computed in accordance with generally accepted accounting principles.

    If an Event of Default with respect to outstanding debt securities of any series occurs and is continuing, then the trustee or the holders of at least 25% in principal amount of outstanding debt securities of that series may declare, in a written notice, the principal amount (or specified amount) plus accrued and unpaid interest (and premium, if payable) on all debt securities of that series to be immediately due and payable. At any time after a declaration of acceleration with respect to debt securities of any series has been made, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if:

    - the holders act before the trustee has obtained a judgment or decree for payment of the money due;

    - we have paid or deposited with the trustee a sum sufficient to pay overdue interest and overdue principal other than the accelerated interest and principal; and

    - we have cured or the holders have waived all Events of Default, other than the non-payment of accelerated principal and interest with respect to debt securities of that series, as provided in the indenture.

We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of the discount securities upon the occurrence of an Event of Default.

    The trustee has no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

    No holder of any debt security of any series will have any right to institute any judicial or other proceeding with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

    - that holder has previously given to the trustee written notice of a continuing Event of Default with respect to debt securities of that series; and

    - the holders of at least a 25% in principal amount of outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

    Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

    Within 120 days after the end of our fiscal year we will furnish to the trustee a statement as to compliance with the indenture. The trustee may withhold notice to the holders of debt securities of any series of any Default or Event of Default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

MODIFICATION AND WAIVER

    We may modify the indenture, without prior notice to or consent of any holders, for any of the following purposes:

    - to evidence the succession of another corporation to our rights and the assumption by the successor of our covenants and obligations in the indenture and the debt securities;

    - to add to the covenants for the benefit of the holders of the debt securities or to surrender any right or power conferred upon us in the indenture;

    - to add any Events of Default;

    - to add or change any provision of the indenture to permit or facilitate the issuance of debt securities of any series in bearer form, to permit bearer securities to be issued in exchange for registered securities, to permit bearer securities to be issued in exchange for bearer securities of other denominations or to permit the issuance of debt securities of any series in uncertificated form, provided that the action will not adversely affect the interests of the holders of debt securities or coupons in any material respect;

    - to change or eliminate any provision of the indenture, provided that the change or elimination will become effective only when there is no outstanding debt security issued under the indenture or coupon of any series created prior to the modification which is entitled to the benefit of the provision and as to which the modification would apply;

    - to secure the debt securities or to provide that any of our obligations under the debt securities or the indenture will be guaranteed and the terms and conditions for the release or substitution of the security or guarantee;

    - to supplement any provisions of the indenture to permit or facilitate the defeasance and discharge of any series of debt securities, provided that the action will not adversely affect the interests of the holders of the debt securities or coupons in any material respect;

    - to establish the form or terms of debt securities and coupons as permitted by the indenture;

    - to evidence and provide for a successor or other trustee with respect to one or more series of debt securities and to add or change any provision of the indenture to provide for or facilitate the administration of the trusts by more than one trustee; or

    - to cure any ambiguity, to correct or supplement any provision of the indenture which may be defective or inconsistent with any other provision of the indenture, to eliminate any conflict between the terms of the indenture and the debt securities and the Trust Indenture Act or to make any other provisions which will not be inconsistent with any provision of the indenture; provided such other provisions will not adversely affect the interest of the holders of outstanding debt securities or coupons in any material respect.

    We may modify and amend the indenture with the written consent of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments; PROVIDED, HOWEVER, that such modifications may not, without the consent of the holder of each outstanding debt security of each series affected thereby:

    - change the stated maturity of any debt security or coupon;

    - reduce the principal amount of any payment to be made on any debt security or coupon;

    - reduce the rate of interest (or extend the time for payment of interest) or premium payable upon redemption of any debt security;

    - change the coin or currency in which any debt security or any premium or interest is payable;

    - reduce the amount of the principal of a discount security that would be due and payable upon a declaration of acceleration of the maturity;

    - impair the right to institute suit for the enforcement of any payment on or after the due date thereof;

    - alter any redemption provisions in a manner adverse to the holders of the debt securities;

    - reduce the percentage in principal amount of the outstanding debt securities;

    - adversely affect the right of any holder to convert any debt security;

    - modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security affected thereby; or

    - modify any provision described in the applicable prospectus supplement as requiring the consent of each affected holder of debt securities.

    A modification which changes or eliminates any covenant or other provision of the indenture relating to one or more particular series of debt securities and coupons, or which modifies the rights of the holder of debt securities and coupons of that series, will be deemed not to affect the rights of the holders of debt securities and coupons of any other series.

    The holders of at least a majority in principal amount of the outstanding debt securities of any series, by notice to the trustee, may on behalf of the holders of all debt securities of that series waive any default and its consequences under the indenture, except:

    - a continuing default in the payment of interest on, premium or the principal amount of any debt security held by a nonconsenting holder; or

    - a default of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of each series affected.

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

    LEGAL DEFEASANCE. We may be discharged from any and all obligations in respect of the debt securities of any series except for certain obligations:

    - to pay additional amounts, if any, upon the occurrence of certain tax, assessment or government charge events with respect to payments on the debt securities;

    - to register the transfer or exchange of debt securities of the series;

    - to replace stolen, lost or mutilated debt securities of the series;

    - to maintain paying agencies; and

    - to hold money in payment for trust.

    We will be discharged upon our deposit with the trustee, in trust, of money and/or government obligations that will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments.

    We may be discharged only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling (the "IRS Ruling") or, since the date of execution of the indenture, there has been a change in the applicable United States Federal income tax law, in either case to the effect that, the holders of the debt securities of that series will not recognize income, gain or loss for United States Federal income tax purposes as a result of the deposit, defeasance and discharge.

    DEFEASANCE OF CERTAIN COVENANTS. Upon compliance with certain conditions, we may omit to comply with certain restrictive covenants contained in the indenture and any omission to comply with the obligations will not constitute a Default or Event of Default with respect to the debt securities. The conditions include, among others:

    - depositing with the trustee money and/or government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the date those payments are due; and

    - delivering to the trustee an IRS Ruling or an opinion of counsel to the effect that the holders of the debt securities of the series will not recognize income, gain or loss for United States Federal income tax purposes as a result of the deposit and related covenant defeasance.

LIMITED LIABILITY OF CERTAIN PERSONS

    No stockholder, incorporator, employee officer or director, as such, past, present or future of our company or any successor corporation or any of our affiliates will have any personal liability for our obligations under the indenture or the debt securities because of his, her or its status as a stockholder, incorporator, employee officer or director.

MANDATORY DISPOSITION PURSUANT TO GAMING LAWS

    Each holder, by accepting the debt securities, will be deemed to have agreed to apply for a license, qualification or a finding of suitability within the required time period if required to do so under the applicable gaming laws of the gaming authority of any jurisdiction of which we or any of our subsidiaries conducts or proposes to conduct gaming. If the holder fails to apply or become licensed or qualified or is found unsuitable, we have the right, at our option to:

    - require that person to dispose of their debt securities or beneficial interest within 30 days of receipt of notice of our election or such earlier date as may be requested by the gaming authority; or

    - redeem those debt securities at a redemption price equal to the lesser of
      (i) that person's cost or (ii) 100% of their principal amount, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability.

    We will notify the trustee in writing of any such redemption as soon as practicable. We will not be responsible for any costs or expenses any holder may incur in connection with its application for a license, qualification or a finding of suitability.

CONVERSION RIGHTS

    We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which the debt securities are convertible into common stock or preferred stock. Those terms will include:

    - whether the debt securities are convertible into common stock or preferred stock;

    - the conversion price (or manner of calculation);

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    - the conversion period;

    - provisions regarding whether conversion will be at our option or the option of the holders;

    - the events requiring an adjustment of the conversion price; and

    - provisions affecting conversion in the event of the redemption of the debt securities.

PAYMENT AND PAYING AGENTS

    The indenture will require us to duly and punctually pay the principal, premium and interest on the debt securities as provided in the debt securities and the indenture.

    If debt securities of a series are issuable only as registered securities, we will maintain in each place of payment for that series an office or agency where:

    - holders may present or surrender for payment debt securities of that series;

    - holders may surrender debt securities of that series for registration of transfer or exchange; and

    - we may be served with notices and demands regarding the debt securities of that series.

    If debt securities of a series are issuable as bearer securities, we will maintain or cause to be maintained:

    - in the Borough of Manhattan, the City and State of New York, an office or agency where holders may present or surrender for payment any registered securities of that series, where holders may surrender for registration or transfer any registered securities of that series, where holders may surrender debt securities of that series for exchange or redemption, where we may be served with notices and demands regarding the debt securities of that series and where holders may present or surrender for payment bearer securities of that series and related coupons in the circumstances described in the following paragraph (and not otherwise);

    - subject to any applicable laws or registration, in a place of payment for that series which is located outside the United States, an office or agency where holders may present and surrender for payment debt securities of that series and related coupons; PROVIDED, HOWEVER, that if the debt securities of that series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange so requires, we will maintain a paying agent for the debt securities of that series in London, Luxembourg or any other required city located outside the United States, so long as the debt securities of that series are listed on that exchange; and

    - subject to any applicable laws or regulations, in a place of payment for that series located outside the United States, an office or agency where holders may surrender any registered securities of that series for registration of transfer, where holders may surrender for exchange or redemption debt securities of that series and where we may receive notices and demands regarding the debt securities of that series.

    We will give prompt written notice to the applicable trustee of the locations, and any change in the locations, of such offices or agencies. If at any time we fail to maintain any required office or agency or fail to furnish the applicable trustee with the address, holders may make or serve such presentations, surrenders, notices and demands at the corporate trust office of the applicable trustee, except that holders may present and surrender bearer securities of that series and the related coupons for payment at the offices specified in the applicable debt security. We will appoint the applicable trustee (or in the case of bearer securities, we may appoint such other agent as may be specified in the applicable prospectus supplement) as our agent to receive the foregoing presentations, surrenders, notices and demands.

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
    We will make no payment of principal, premium or interest on bearer securities at any of our offices or agencies in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; PROVIDED, HOWEVER, that, if the debt securities of a series are denominated and payable in U.S. dollars, we will pay principal and any premium and interest on the debt securities of that series, if specified in the applicable prospectus supplement, at the office of our paying agent in the Borough of Manhattan, the City and State of New York, if (but only if) payment in U.S. dollars of the full amount of such principal, premium, interest or additional amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by us in accordance with the indenture is illegal or effectively precluded by exchange controls or other similar restrictions.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    This prospectus describes certain general terms of our capital stock. For a more detailed description of these securities, we refer you to the applicable provisions of Delaware law and our Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate"). When we offer to sell a particular series of these securities, we will describe the specific terms of the series in a supplement to this prospectus. Accordingly, for a description of the terms of any series of securities, you must refer to both the prospectus supplement relating to that series and the description of the securities set forth in this prospectus. A prospectus supplement may change any of the terms of the securities described in this prospectus.

    Pursuant to our Amended and Restated Certificate, our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. At
January 1, 1999, we had outstanding approximately 303,000,000 shares of common stock and no shares of preferred stock.

COMMON STOCK

    Subject to any preferential rights that our board of directors may grant in connection with the future issuance of preferred stock, each holder of common stock is entitled to one vote per share on all matters voted upon by the stockholders. Each holder of common stock is entitled to receive ratably any dividends declared on the common stock by the board of directors from funds legally available for distribution. In the event of our liquidation, dissolution or winding up, after we pay all debts and other liabilities and any liquidation preference on the preferred stock, each holder of common stock would be entitled to share ratably in all of our remaining assets. The common stock has no subscription, redemption, conversion or preemptive rights. All shares of common stock are fully paid and nonassessable.

    DELAWARE GENERAL CORPORATION LAW SECTION 203

    As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"), which restricts certain business combinations between us and an "interested stockholder" (in general, a stockholder owning 15% or more of our outstanding voting stock) or that stockholder's affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if:

    - prior to an interested stockholder becoming such, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

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
    - upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to certain exceptions; or

    - on or after the date an interested stockholder becomes such, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

PREFERRED STOCK

    Under the Amended and Restated Certificate, our board of directors is authorized generally without stockholder approval to issue shares of preferred stock from time to time, in one or more classes or series. Prior to the issuance of shares of each series, the board of directors is required by the DGCL and the Amended and Restated Certificate to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, the following:

    - the number of shares constituting each class or series;

    - voting rights;

    - rights and terms of redemption (including sinking fund provisions);

    - dividend rights and rates;

    - dissolution;

    - terms concerning the distribution of assets;

    - conversion or exchange terms;

    - redemption prices; and

    - liquidation preferences.

    All shares of preferred stock offered hereby will, when issued, be fully paid and nonassessable and will not have any preemptive or similar rights. Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or which holders might believe to be in their best interests.

    We will set forth in a prospectus supplement relating to the class or series of preferred stock being offered the following terms:

    - The title and stated value of the preferred stock;

    - The number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

    - The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to the preferred stock;

    - Whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;

    - The procedures for any auction and remarketing, if any, for the preferred stock;

    - The provisions for a sinking fund, if any, for the preferred stock;

    - The provision for redemption, if applicable, of the preferred stock;

    - Any listing of the preferred stock on any securities exchange;

    - The terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

    - Voting rights, if any, of the preferred stock;

    - Whether interests in the preferred stock will be represented by depositary shares;

    - A discussion of any material and/or special United States Federal income tax considerations applicable to the preferred stock;

    - The relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

    - Any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

    - Any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

RANK

    Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will rank, with respect to dividends and upon our liquidation, dissolution or winding up:

    - senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock;

    - on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

    - junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

The term "equity securities" does not include convertible debt securities.

PREFERRED STOCK PURCHASE RIGHTS

    On December 29, 1998, our Board of Directors adopted a Preferred Share Purchase Rights Plan ("Rights Plan") and declared a dividend distribution of one Right on each outstanding share of our common stock and one Right on each share of common stock issued between such date and the earliest of the Distribution Date and the Expiration Date (as these terms are defined in the Rights Plan). Stockholders may transfer the Rights with the common stock only until they become exercisable.

    Generally, the Rights become exercisable only if a person or group (other than Exempt Persons, as defined below) acquires 15% or more of the then outstanding shares of common stock or announces a tender offer which would result in ownership by a person or group of 15% or more of the then outstanding shares of common stock. Each Right entitles stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $40.

    If a person or group (other than Exempt Persons) acquires 15% or more of our shares of common stock, each holder of a Right will be entitled to receive upon exercise a number of shares of our common stock having a market value equal to two times the then current purchase price of the Right. If, after a person or group acquires 15% or more of our shares of common stock, we are acquired in a merger or engage in certain other business combination transactions or transfers of assets, each Right entitles its holder to purchase, at the Right's then current price, a number of the acquiring company's common shares having a then current market value of twice the Right's exercise price.

    Following the acquisition by a person or group of beneficial ownership of 15% or more of our common stock (other than Exempt Persons) and prior to an acquisition of 50% or more of our common stock, our board of directors may exchange the Rights (other than Rights owned by the person or group), in whole or in part, at an exchange ratio described in the Rights Plan.

    Prior to the acquisition by a person or group of beneficial ownership of 15% or more of our common stock, the Rights are redeemable for $.001 per Right at the option of the board of directors.

    "Exempt Person" means:

    - us or any of our subsidiaries;

    - any of our or our subsidiaries' employee benefit plans;

    - any entity or trustee holding shares of our capital stock for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for our or our subsidiaries' employees; or

    - Barron Hilton or the Conrad N. Hilton Fund.

REGISTRAR AND TRANSFER AGENT

    ChaseMellon Shareholder Services LLC is the registrar and transfer agent for the common stock.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    We may issue depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. We will deposit with a depositary (the "preferred stock depositary") shares of preferred stock of each series represented by depositary shares. We will enter into a deposit agreement (each a "deposit agreement") with the preferred stock depositary and holders from time to time of the depositary receipts issued by the preferred stock depositary which evidence the depositary shares ("depositary receipts"). Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the holder's fractional interest in the preferred stock, to all the rights and preferences of the series of the preferred stock represented by the depositary shares (including dividend, voting, conversion, redemption and liquidation rights).

    Immediately after we issue and deliver the preferred stock to a preferred stock depositary, we will cause the preferred stock depositary to issue the depositary receipts on our behalf. You may obtain copies of the applicable form of deposit agreement and depositary receipt from us upon request. The statements made in this section relating to the deposit agreement and the depositary receipts are summaries of certain anticipated provisions. These summaries are not complete and we may modify them in a prospectus supplement. For more detail we refer you to the deposit agreement itself, which we will file as an exhibit to the registration statement.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts in proportion to the number of the depositary receipts owned by the holders, subject to the obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary.

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
    In the event of a distribution other than in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts in proportion to the number of the depositary receipts owned by the holders, unless the preferred stock depositary determines that it is not feasible to make the distribution, in which case the preferred stock depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

    No distribution will be made in respect of any depositary share that represents any preferred stock converted into other securities.

WITHDRAWAL OF STOCK

    Upon surrender of the depositary receipts at the corporate trust office of the preferred stock depositary (unless we have previously called for redemption or converted into other securities the related depositary shares), the holders will be entitled to delivery at that office of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares. Holders of depositary receipts will be entitled to receive shares of the related preferred stock as specified in the applicable prospectus supplement, but holders of the shares of preferred stock will not thereafter be entitled to receive depositary shares.

REDEMPTION OF DEPOSITARY SHARES

    Whenever we redeem shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will concurrently redeem the number of depositary shares representing shares of the preferred stock so redeemed, provided we have paid the applicable redemption price for the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by us.

    From and after the date fixed for redemption:

    - all dividends in respect of the shares of preferred stock called for redemption will cease to accrue;

    - the depositary shares called for redemption will no longer be deemed to be outstanding; and

    - all rights of the holders of the depositary receipts evidencing the depositary shares called for redemption will cease, except the right to receive any moneys payable upon the redemption and any money or other property to which the holders of the depositary receipts were entitled upon redemption and surrender to the preferred stock depositary.

VOTING OF THE PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts. Each record holder of these depositary receipts on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder's depositary shares. The preferred stock depositary will vote the amount of preferred stock represented by the depositary shares in accordance with the instructions, and we will agree to take all reasonable action necessary to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the amount of preferred stock represented by the depositary shares for which it does not receive specific instructions from the holders of depositary receipts evidencing the depositary shares. The preferred stock depositary will not be responsible for any failure to carry out

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any instruction to vote, or for the manner or effect of any vote made, as long as the action or non-action is in good faith and does not result from the preferred stock depositary's negligence or willful misconduct.

LIQUIDATION PREFERENCE

    In the event that we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares, as set forth in the applicable prospectus supplement.

CONVERSION OF PREFERRED STOCK

    The depositary shares, as such, are not convertible into common stock or any of our other securities or property. Nevertheless, if we so specify in the applicable prospectus supplement relating to an offering of depositary shares, holders may surrender depositary receipts to the preferred stock depositary with written instructions to the preferred stock depositary to instruct us to convert the preferred stock represented by the depositary shares into whole shares of common stock, other shares of our preferred stock or other shares of stock. We have agreed that upon receipt of the instructions and any amounts payable, we will convert the depositary shares using the same procedures as those provided for converting preferred stock. If the depositary shares evidenced by a depositary receipt are to be converted in part only, the preferred stock depositary will issue a new depositary receipt(s) for any depositary shares not converted. No fractional shares of common stock will be issued upon conversion, and if the conversion would result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    We may amend the form of depositary receipt and any provision of the deposit agreement at any time by agreement between us and the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred stock will not be effective unless the holders of at least 66 2/3% of the depositary shares evidenced by the depositary receipts then outstanding approve the amendment. No amendment will impair the right, subject to the exceptions set forth in the depositary agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented by the depositary receipt, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective will be deemed, by continuing to hold the receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended.

    We may terminate the deposit agreement upon not less than 30 days' prior written notice to the preferred stock depositary if a majority of each series of preferred stock affected by the termination consents to the termination. Upon termination, the preferred stock depositary will deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock represented by the depositary shares evidenced by the depositary receipts together with any other property held by the preferred stock depositary with respect to the depositary receipt.

    In addition, the deposit agreement will automatically terminate if:

    - all outstanding depositary shares have been redeemed;

    - there has been a final distribution of the related preferred stock in connection with our liquidation, dissolution or winding up and the distribution has been distributed to the holders of depositary receipts evidencing the depositary shares representing the preferred stock; or

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    - each share of the related preferred stock has been converted into our securities which are not represented by depositary shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the preferred stock depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay the fees and expenses of the preferred stock depositary for any duties requested by the holders to be performed which are outside of those expressly provided for in the deposit agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The preferred stock depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the preferred stock depositary. Any such resignation or removal will take effect upon our appointment of a successor preferred stock depositary. We must appoint a successor preferred stock depositary within 60 days after delivery of the notice of resignation or removal, and any preferred stock depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    The preferred stock depositary will forward to holders of depositary receipts any reports and communications the preferred stock depositary receives from us relating to the preferred stock.

    We will not be liable, nor will the preferred stock depositary be liable, if we are prevented from or delayed in, by law or any circumstances beyond our control, performing our obligations under the deposit agreement. Our obligations and the obligations of the preferred stock depositary under the deposit agreement will be limited to performing our duties in good faith and without negligence (in the case of any action or inaction in the voting of preferred stock represented by the depositary shares), gross negligence or willful misconduct. We will not be obligated, nor will the preferred stock depositary be obligated, to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby unless satisfactory indemnity is furnished to us. We may rely, and the preferred stock depositary may rely, on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented thereby for deposit, holders of depositary receipts or other persons we believe in good faith to be competent to give such information, and on documents we believe in good faith to be genuine and signed by a proper party.

    In the event the preferred stock depositary receives conflicting claims, requests or instructions from holders of depositary receipts, on the one hand, and us, on the other hand, the preferred stock depositary will be entitled to act on such claims, requests or instructions received from us.

                            DESCRIPTION OF WARRANTS

    We may issue warrants to purchase debt securities ("debt warrants"), preferred stock ("preferred stock warrants"), depositary shares ("depositary shares warrants") or common stock ("common stock warrants," collectively with the debt warrants, the preferred stock warrants and the depositary shares warrants ("warrants")). We may issue warrants independently or together with any other securities we offer pursuant to a prospectus supplement and the warrants may be attached to or separate from the securities. We will issue each series of warrants under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent. We will set forth additional terms of the warrants and the applicable warrant agreements in the applicable prospectus supplement.

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DEBT WARRANTS

    We will describe in the applicable prospectus supplement the terms of the debt warrants being offered, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

    - the title of the debt warrants;

    - the aggregate number of the debt warrants;

    - the price or prices at which the debt warrants will be issued;

    - the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

    - the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each security;

    - the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

    - the principal amount of debt securities purchasable upon exercise of each debt warrant, and the price at which the principal amount of the debt securities may be purchased upon exercise;

    - the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire;

    - the maximum or minimum number of the debt warrants which may be exercised at any time;

    - a discussion of the material United States Federal income tax considerations applicable to the exercise of the debt warrants; and

    - any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

    Holders may exchange debt warrant certificates for new debt warrant certificates of different denominations, and may exercise debt warrants at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the securities purchasable upon the exercise and will not be entitled to payments principal, premium or interest on the securities purchasable upon the exercise.

OTHER WARRANTS

    We will describe in the applicable prospectus supplement the terms of the preferred stock warrants, depositary shares warrants and common stock warrants being offered, including the following:

    - the title of the warrants;

    - the securities for which the warrants are exercisable;

    - the price or prices at which the warrants will be issued;

    - the number of the warrants issued with each share of preferred stock, common stock or depositary share;

    - any provisions for adjustment of the number or amount of shares of preferred stock, common stock or depositary shares receivable upon exercise of the warrants or the exercise price of the warrants;

    - if applicable, the date on and after which the warrants and the related preferred stock, common stock or depositary shares will be separately transferable;

    - if applicable, a discussion of the material United States Federal income tax considerations applicable to the exercise of the warrants;

    - any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

    - the date on which the right to exercise the warrants will commence, and the date on which the right will expire; and

    - the maximum or minimum number of the warrants which may be exercised at any time.

EXERCISE OF WARRANTS

    Each warrant will entitle the holder of the warrant to purchase for cash at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or shares of preferred stock, common stock or depositary shares being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void.

    Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities, depositary shares or shares of preferred stock or common stock purchasable upon the exercise. If less than all of the warrants represented by the warrant certificate are exercised, we will issue a new warrant certificate for the remaining warrants.

                              PLAN OF DISTRIBUTION

    We may sell the securities:

    - directly to purchasers;

    - through agents;

    - through dealers;

    - through underwriters; or

    - through a combination of any of the foregoing methods of sale.

    We may distribute the securities from time to time in one or more transactions at:

    - a fixed price or prices, which may be changed;

    - market prices prevailing at the time of sale;

    - prices related to such prevailing market prices; or

    - negotiated prices.

    We may solicit directly offers to purchase the securities being offered pursuant to this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.

    If we utilize a dealer in the sale of the securities being offered pursuant to this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

    If we utilize an underwriter in the sale of the securities being offered pursuant to this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will set forth the name of any underwriter in the prospectus supplement which the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

    We will describe in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

    If we so specify in the applicable prospectus supplement, we will authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase the securities pursuant to contracts providing for payment and delivery on future dates. The institutions with which the contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The purchaser's obligations under the contracts will not be subject to any conditions except that:

    - the purchase of the securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject; and

    - if the securities are also being sold to underwriters, we will have sold to the underwriters the securities not sold for delayed delivery.

    The underwriters, dealers and agents will not be responsible for the validity or performance of the contracts. We will set forth in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the securities.

    The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

                                 LEGAL MATTERS

    Latham & Watkins, Los Angeles, California, will pass upon the validity of the securities being offered pursuant to this prospectus.

                                    EXPERTS

    The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                  $400,000,000

                                     [LOGO]

                   8.875% SENIOR SUBORDINATED NOTES DUE 2008

                             PROSPECTUS SUPPLEMENT

LEAD MANAGER
JOINT BOOK RUNNING MANAGER
DEUTSCHE BANC ALEX. BROWN

                      CO-LEAD MANAGER
                            JOINT BOOK RUNNING MANAGER
                            MERRILL LYNCH & CO.

                                        CO-LEAD MANAGER
                                                    BANC OF AMERICA SECURITIES
LLC

BNY CAPITAL MARKETS, INC.

      COMMERZBANK CAPITAL MARKETS CORP.

               FIRST UNION SECURITIES, INC.

                      SCOTIA CAPITAL

                              SG COWEN

                                      FLEET SECURITIES, INC.

                                            BEAR, STEARNS & CO. INC.

                                                   WASSERSTEIN PERELLA
                                                   SECURITIES, INC.

                               SEPTEMBER 12, 2000